        EXECUTION VERSION

PROJECT CENTRAL
AGREEMENT AND PLAN OF MERGER

by and among

CENTRAL PARENT LLC,

CENTRAL MERGER SUB INC.

and

CDK GLOBAL, INC.

_________________________

Dated as of April 7, 2022

_________________________

TABLE OF CONTENTS
i

Annex I:    Offer Conditions
Annex II:    Form of Certificate of Incorporation for the Surviving Corporation

INDEX OF DEFINED TERMS

Term	Section
4.50% Indenture	8.1(a)
4.50% Senior Notes	8.1(b)
4.875% Indenture	8.1(c)
4.875% Senior Notes	8.1(d)
5.25% Indenture	8.1(e)
5.25% Senior Notes	8.1(f)
Acceptable Confidentiality Agreement	8.1(g)
Adverse Recommendation Change	5.3(d)
Affiliate	8.1(h)
Agreement	Preamble
Alternative Acquisition Agreement	5.3(d)
Alternative Financing	5.10(b)
Announcement	5.8
Anti-Corruption Laws	8.1(i)
Antitrust and Foreign Investment Laws	8.1(j)
Applicable Exchange	8.1(k)
Balance Sheet	3.11(a)
BBU	5.10(e)
Book-Entry Shares	2.1(c)(ii)
Business Day	8.1(l)
CARES Act	8.1(m)
Certificate of Merger	1.5
Certificates	2.1(c)(ii)
Change of Control Offer	5.16(a)
Change of Control Offers	5.16(a)
Chosen Courts	8.5(a)
Claim	5.5(b)
Closing	1.4
Closing Date	1.4
Code	8.1(n)
Common Stock	Recitals
Company	Preamble
Company Assets	3.7
Company Benefit Plans	3.17(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	3.1

Company Charter	3.1
Company Disclosure Letter	Article III
Company Equity Awards	8.1(o)
Company Equity Plan	8.1(p)
Company Financial Advisor	3.27
Company Impairment Effect	8.1(q)
Company Leased Real Property	3.22(b)
Company Material Adverse Effect	8.1(r)
Company Option	8.1(s)
Company Organizational Documents	8.1(t)
Company Owned Real Property	3.22(a)
Company Permits	3.13(a)
Company PSU	8.1(u)
Company Real Property Leases	3.22(b)
Company Related Parties	7.6(d)
Company Restricted Share	8.1(v)
Company RSU	8.1(w)
Company SEC Reports	3.9
Company Severance Plan	5.4(c)
Company Termination Fee	7.6(a)
Compensation Committee	5.14
Competition Act	8.1(x)
Confidentiality Agreement	5.2(c)
Continuation Period	5.4(a)
Contract	8.1(y)
COVID-19	8.1(z)
COVID-19 Measures	8.1(aa)
Damages	8.1(bb)
Debt Commitment Letter	5.10(b)
Debt Financing	5.10(b)
Definitive Financing Agreements	5.10(a)
DGCL	Recitals
Dissenting Shares	2.4(a)
Distributed	8.1(ddd)
DOJ	5.7(c)
Effect	8.1(r)
Effective Time	1.5
Employee	5.4(a)
Enforceability Exceptions	8.1(cc)
Environmental Law	3.20
ERISA	3.17(a)
v

ERISA Affiliate	8.1(dd)
Equity Commitment Letter	4.7(a)
Equity Financing	4.7(a)
Exchange Act	3.6(b)
Excluded Information	5.10(e)
Excluded Shares	2.1(b)
Existing Credit Agreement	8.1(ee)
Expenses	5.9
Expiration Time	1.1(c)
Financing	5.10(b)
Financing Letters	4.7(a)
FTC	5.7(c)
FY 2022 STIP	5.4(b)
GAAP	3.10(a)(ii)
Governmental Authority	8.1(ff)
Governmental Authorizations	3.6
Guarantee	4.14
Guarantor	Recitals
Guarantors	Recitals
Hazardous Substances	8.1(gg)
HSR Act	3.6(d)
Indebtedness	5.1(b)(ix)
Indemnitee	5.5(a)
Indemnitees	5.5(a)
Indentures	8.1(hh)
Initial Expiration Time	1.1(c)
Inside Date	8.1(gg)
Inside Date Condition	Annex I
Intellectual Property	8.1(jj)
Interim Period	5.1(a)
Intervening Event	8.1(kk)
IRS	3.17(b)
Key Employee	5.1(b)(iii)
Knowledge	8.1(ll)
Law	8.1(mm)
Legal Actions	3.14
Lender Related Parties	8.1(nn)
Liabilities	3.11
Liability Management Transaction	5.16(a)
Licensed Intellectual Property	8.1(oo)
Liens	8.1(pp)

Material Company Real Property Leases	3.22(b)
Material Contracts	3.16(a)
Measurement Date	3.8(a)
Merger	Recitals
Merger Consideration	2.1(c)(i)
Merger Sub	Preamble
Merger Transactions	Recitals
Minimum Condition	Annex I
New Plans	5.4(d)
Non-Material Licenses	3.16(a)(ix)
Non-Party Affiliates	8.17
Offer	Recitals
Offer Acceptance Time	1.1(f)
Offer Closing	1.4
Offer Conditions	1.1(a)
Offer Documents	1.1(j)
Offer Price	Recitals
Offer to Purchase	1.1(b)
Old Plans	5.4(d)
Option Consideration	2.3(a)
Orders	8.1(qq)
Owned Intellectual Property	8.1(rr)
Parent	Preamble
Parent Assets	4.5
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	8.1(ss)
Parent Related Parties	7.6(d)
Parent Termination Fee	7.6(b)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Payoff Amount	5.10(d)
Permits	3.13(a)
Permitted Lien	8.1(tt)
Person	8.1(uu)
Preferred Stock	3.8(a)
Premium Cap	5.5(c)
Prohibited Modifications	5.10(b)
Regulatory Condition	5.7(c)
Related Documents	8.10
Representatives	8.1(vv)
Required Amount	4.7(b)

Required Information	8.1(ww)
Rights	8.1(xx)
Sanctioned Country	8.1(yy)
Sanctioned Person	8.1(zz)
Sanctions and Export Control Laws	8.1(aaa)
Schedule 14D-9	1.2(a)
Schedule TO	1.1(j)
SEC	1.1(j)
Securities Act	3.9
Senior Notes	8.1(bbb)
Senior Notes Documents	5.16(a)
Solvent	8.1(ccc)
Specified OSS License	8.1(ddd)
Stockholder List Date	1.2(b)
Subsidiary	8.1(eee)
Superior Proposal	8.1(fff)
Surviving Corporation	1.3
Takeover Law	3.25(b)
Takeover Proposal	8.1(ggg)
Tax Returns	8.1(hhh)
Taxes	8.1(iii)
Tender Offer	5.16(a)
Termination Date	7.2(a)
Trade Controls	3.15(a)
Transaction Litigation	5.16
Transactions	Recitals
Trustee	8.1(jjj)
USRPHC	3.19(k)
Vacation/PTO Policy	5.4(e)
VDR	3.29(a)
Willful and Intentional Breach	8.1(kkk)

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of April 7, 2022 (this “Agreement”), by and among Central Parent LLC, a Delaware limited liability company (“Parent”), Central Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and CDK Global, Inc., a Delaware corporation (the “Company”).
RECITALS
WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, in furtherance of the acquisition of the Company by Parent, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub has agreed to commence a cash tender offer (as it may be extended and amended from time to time as permitted under, or required by, this Agreement, the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) at a price per share of $54.87 (such amount, or any higher amount per share of Common Stock paid pursuant to the Offer in accordance with this Agreement, the “Offer Price”), to the seller in cash, without interest;
WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement following the consummation of the Offer, Merger Sub shall, in accordance with the Delaware General Corporation Law (the “DGCL”), merge with and into the Company (the “Merger”), with the Company surviving the Merger and pursuant to which each share of Common Stock that is not (a) validly tendered and irrevocably accepted for payment pursuant to the Offer, (b) a Dissenting Share or (c) an Excluded Share will be converted into the right to receive an amount in cash equal to the Offer Price;
WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected under Section 251(h) of the DGCL and shall, subject to the terms of this Agreement, be consummated as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer;
WHEREAS, the board of directors of the Company (the “Company Board”) has, on terms and subject to the conditions set forth herein, (a) declared it advisable to enter into this Agreement and approved the execution, delivery and performance of this Agreement in accordance with its terms and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement (excluding the Financing, the “Merger Transactions”) in accordance with the DGCL and (b) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock in the Offer (such recommendation, the “Company Board Recommendation”);
WHEREAS, the respective boards of directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, approved this Agreement and the Offer, the Merger and the other transactions contemplated hereby, including the Financing (the “Transactions”), declared it advisable for Parent and Merger Sub, respectively, to enter into this

Agreement and approved the execution, delivery and performance of this Agreement in accordance with its terms, and in the case of the board of directors of Merger Sub, recommended that Parent, in its capacity as the sole stockholder of Merger Sub, adopt this Agreement;
WHEREAS, Parent, in its capacity as the sole stockholder of Merger Sub, has executed and delivered a written consent adopting this Agreement, such consent by its terms to become effective immediately following the execution and delivery of this Agreement;
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Brookfield Asset Management, Inc., a corporation organized under the laws of Ontario, and Brookfield Capital Partners VI L.P., a Cayman Islands exempted limited partnership (each, a “Guarantor” and together the “Guarantors”) is entering into the Guarantee with respect to certain of the obligations of Parent and Merger Sub under this Agreement; and
WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and to prescribe certain conditions to the Offer and the Merger.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I

THE OFFER AND THE MERGER
Section 1.1The Offer.
(a)Upon the terms and subject to the conditions of this Agreement (including Article VII), as promptly as reasonably practicable following the date of this Agreement, but in any event no later than the tenth (10th) Business Day after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer at the Offer Price. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer shall be subject only to the satisfaction or waiver (to the extent permitted under this Agreement and applicable Law) of the conditions set forth in Annex I (as they may be amended from time to time in accordance with this Agreement, the “Offer Conditions”).
(b)The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms of the Offer as set forth in this Agreement, including the Offer Conditions. To the extent permitted by applicable Law, Parent and Merger Sub expressly reserve the right, at any time, to waive, in whole or in part, any Offer Condition (other than the Minimum Condition and the Termination Condition (as defined in Annex I)), to increase the Offer Price or to modify the terms of the Offer, in each case only in a manner not inconsistent with the terms of this Agreement; provided, however, that, without the prior written consent of the Company, neither Parent nor Merger Sub shall (i) reduce the number of shares of Common Stock subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable pursuant to the Offer, (iii) change, amend, modify or waive the Minimum Condition, (iv) add to the Offer Conditions or impose any other conditions or requirements on the Offer, (v) change, amend, modify or supplement any existing Offer Condition in a manner that is adverse in any respect to the holders of Common Stock or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or the Merger (except to effect an extension to the Offer to the extent expressly permitted by this Section 1.1 or to validly terminate this Agreement in accordance with Article VII) or impair the ability of Parent or Merger Sub to consummate the Offer, (vi) except as otherwise required or expressly permitted by Section 1.1(d), extend or otherwise change, amend or modify the Expiration Time, (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act, (viii) terminate the Offer or (ix) otherwise change, amend, modify or supplement the Offer in any manner adverse to the holders of Common Stock or in any manner that delays, interferes with, hinders or impairs the consummation of the Offer. Subject to Section 1.1(h), the Offer may not be terminated or withdrawn prior to its scheduled Expiration Time (as extended and re-extended in accordance with Section 1.1(d)), unless this Agreement is terminated in accordance with Article VII.
(c)The initial expiration date of the Offer shall be at the time that is one (1) minute following 11:59 p.m., New York City time, on the date that is twenty (20) Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date the Offer is first commenced (such initial expiration date and time of the Offer, the “Initial Expiration Time”) and, if the Offer has been extended pursuant to and in accordance with Section 1.1(d), the Offer shall expire at the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended in accordance with this Agreement, the “Expiration Time”).
(d)Notwithstanding anything to the contrary set forth in this Agreement, unless this Agreement shall have been terminated in accordance with Article VII, Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer from time to time as follows:
(i)for the minimum period as required by any applicable Law or any rule, regulation, interpretation or position of the SEC, the staff thereof or the Applicable Exchange or the staff thereof, applicable to the Offer, the Schedule 14D-9 or the Offer Documents; provided, however, that Merger Sub shall not be required to extend the Offer to a date later than the Termination Date;
(ii)if, at the then-scheduled Expiration Time, the Company has delivered written notice to Parent in accordance with Section 5.3(e) or Section 5.3(f) that the Company intends to effect an Adverse Recommendation Change and/or terminate this Agreement due to its receipt of a Superior Proposal or the occurrence of an Intervening Event, the Expiration Time shall be extended on one or more occasions so that the Expiration Time does not occur earlier than the close of business on the second (2nd) Business Day after the applicable notice period in Section 5.3(e) or Section 5.3(f) has expired; provided, however, that Merger Sub shall not be required to extend the Offer to a date later than the Termination Date;
(iii)if, at the then-scheduled Expiration Time, the Company brings or shall have brought any Legal Action in accordance with Section 8.15 to enforce specifically the performance of the terms and provisions of this Agreement by Parent or Merger Sub, the Expiration Time shall be extended (A) for the period during which such action is pending or (B) by such other time period established by the Governmental Authority presiding over such action, as the case may be; provided, however, that Merger Sub shall not be required to extend the Offer to a date later than the Termination Date; or
(iv)if, at the then-scheduled Expiration Time, any of the Offer Conditions (other than those conditions that by their terms are to be satisfied at the Offer Closing) has not either been (A) satisfied or (B) waived by Parent and Merger Sub (to the extent such waiver is permitted under this Agreement and applicable Law), then Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer on one (1) or more occasions in consecutive periods of five (5) Business Days each (with each such period to end at 5:00 p.m., New York City time, on the last Business Day of such period) (or such other duration as may be agreed to by Parent and the Company) in order to permit the satisfaction of such Offer Condition or Conditions; provided, that if at the otherwise scheduled Expiration Time, all of the Offer Conditions (other than the Minimum Condition and the other Offer Conditions that by their terms are to be satisfied at the Offer Closing) shall have been satisfied or waived, Merger Sub may, and Merger Sub shall upon receipt of the Company’s written request, extend the Offer for up to four (4) occasions, in the aggregate, in consecutive periods of five (5) Business Days each (or for such longer period as may be agreed in writing by Parent and the Company); provided, further, that if at the otherwise scheduled Expiration Time, all of the Offer Conditions (other than the Inside Date Condition and the other Offer Conditions that by their terms are to be satisfied at the Offer Closing) shall have been satisfied or waived, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer until 5:00 p.m., New York City time, on the first Business Day after the Inside Date; provided, further, that Merger Sub shall not be required to extend the Offer to a date later than the Termination Date.
(e)Merger Sub shall not, and Parent shall not permit Merger Sub to, extend the Offer (i) in any manner except (A) as expressly required or permitted pursuant to Section 1.1(d) or (B) with the prior written consent of the Company or (ii) in any event beyond the Termination Date.
(f)On the terms and subject to the conditions of this Agreement, including satisfaction or waiver of all of the Offer Conditions (other than those conditions that by their terms are to be satisfied at the Offer Closing), (i) prior to 9:00 a.m., New York City time, on the Business Day in accordance with the terms of this Agreement (determined using Rule 14d-1(g)(3) under the Exchange Act) immediately following the Expiration Time, Merger Sub shall, and Parent shall cause Merger Sub to, consummate the Offer and irrevocably accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) all shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer and (ii) at or as promptly as practicable following the Offer Acceptance Time (but in any event within three

(3) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) Merger Sub shall, and Parent shall cause Merger Sub to, pay for all shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer. Parent shall provide (or cause to be provided) to Merger Sub, on a timely basis, all of the funds that are necessary to purchase any shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to fulfill, on a timely basis, all of Merger Sub’s obligations under this Agreement.
(g)The Offer Price payable in respect of each share of Common Stock shall be paid in cash, without interest, to each holder of each share of Common Stock on the terms and subject to the conditions of this Agreement.
(h)Unless this Agreement is terminated in accordance with Article VII, neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to any scheduled Expiration Time without the prior written consent of the Company. In the event this Agreement is terminated in accordance with Article VII, Merger Sub shall promptly (and in any event within one (1) Business Day) following such termination irrevocably and unconditionally terminate the Offer and shall not acquire any shares of Common Stock pursuant thereto. If the Offer or this Agreement is terminated in accordance with this Agreement, Merger Sub shall promptly return, or cause any depository acting on behalf of Merger Sub to promptly return, all tendered shares of Common Stock to the registered holders thereof in accordance with applicable Law.
(i)Subject to the obligations of the Company and its Subsidiaries pursuant to Section 5.1, the Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Common Stock occurring on or after the date of this Agreement and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of shares of Common Stock the same economic effect as contemplated by this Agreement prior to such action.
(j)On the date of commencement of the Offer, Parent and Merger Sub shall (i) file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain the Offer to Purchase and a related letter of transmittal, a summary advertisement and other appropriate ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any exhibits, supplements or amendments thereto, the “Offer Documents”) and (ii) disseminate the Offer Documents to the holders of the Common Stock, in each case, as and to the extent required by applicable Law. The Company shall promptly furnish or otherwise make available to Parent or Parent’s legal counsel upon request all information concerning the Company and its Subsidiaries required by the Exchange Act to be set forth in the Offer Documents. Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary and use all reasonable efforts to promptly amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of the Common Stock, in each case, as and to the extent required by applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments proposed by the Company and its counsel. Parent and Merger Sub shall provide the Company and its counsel with (A) copies of any written comments or other communications (and shall inform the Company and its counsel of any oral comments or other communications) that Parent or Merger Sub or their counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule TO or the Offer Documents promptly after receipt of those comments or other communications (whether written or oral) and (B) a reasonable opportunity to review and comment on the proposed response of Parent and Merger Sub to any such comments and to provide comments on that proposed response (which Parent and Merger Sub shall give reasonable and good faith consideration thereto), including by participating with Parent, Merger Sub or their counsel in any discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. In the event that Parent or Merger Sub receives any comments from the SEC or its staff with respect to the Offer Documents, each shall use its reasonable best efforts to respond as promptly as practicable to such comments.
(k)Parent shall use its reasonable best efforts to keep the Company reasonably informed on a reasonably current basis of the status of the Offer, including with respect to the number of shares of Common Stock that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and with respect to any material developments with respect thereto and, upon the Company’s written request, use its reasonable best efforts to provide the Company as soon as practicable with the most recent report then available detailing the number of shares of Common Stock that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer.
Section 1.2Company Actions.
(a)On the date the Offer is commenced and the Offer Documents are filed with the SEC, the Company shall, (i) file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule 14D-9”) including, subject to Section 5.3, a description of the Company Board Recommendation, (ii) disseminate the Schedule 14D-9 to the holders of the Common Stock, in each case, as and to the extent required by applicable Law and (iii) set the Stockholder List Date as the record date for the purpose of receiving the notice of appraisal rights required to be delivered by the Company under Section 262 of the DGCL. The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262 of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. Each of Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel upon request all information concerning Parent, Merger Sub and the Guarantor required by the Exchange Act to be set forth in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary and use all reasonable efforts to promptly amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of the Common Stock, in each case, as soon as and to the extent required by applicable Law. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments proposed by Parent, Merger Sub and their counsel. The Company shall provide Parent, Merger Sub and their counsel with (i) copies of any written comments or other communications (and shall inform Parent, Merger Sub and its counsel of any oral comments or other communications) that the Company or its counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications (whether written or oral) and (ii) unless the Company has received after the date of this Agreement and prior to the date of mailing a Takeover Proposal that constitutes or could reasonably be expected to result in a Superior Proposal (as contemplated in Section 5.3(b)) or the Company Board has made an Adverse Recommendation Change (in which case the remainder of this clause (ii) shall not apply to the extent relating to such Takeover Proposal or Adverse Recommendation Change), a reasonable opportunity to review and comment on the Company’s proposed response to any such comments and to provide comments on that proposed response (which the Company shall give reasonable and good faith consideration thereto), including by participating with the Company or its counsel in any discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation contained in the Schedule 14D-9 unless, prior to the filing of the Offer Documents, the Company Board shall have made an Adverse Recommendation Change. In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, it shall use its reasonable best efforts to respond as promptly as practicable to such comments.
(b)In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Parent or Merger Sub with mailing labels containing the names and addresses of the record holders of Common Stock as of the latest practicable date and shall promptly furnish, or cause to be furnished, mailing labels containing such information of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Common Stock, in each case as of the latest date practicable, and shall furnish to Parent and Merger Sub or their respective Representatives such information (including periodically updated lists of stockholders, security position listings and computer files) as they may reasonably request in connection with the Offer (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger Transactions, Parent, Merger Sub and their respective Affiliates and Representatives shall use the information contained in any such labels, listings and files only in connection with the Merger Transactions, shall treat such information and materials in accordance with the terms and conditions of the Confidentiality Agreement, and, if this Agreement shall be terminated in accordance with Article VII, will use their reasonable best efforts to deliver to the Company or destroy all copies of such information then in their possession or under their control promptly upon the request of the Company. Unless the Company has received after the date of this Agreement and prior to the date of mailing a Takeover Proposal that constitutes or could reasonably be expected to result in a Superior Proposal (as contemplated in Section 5.3(b)) or the Company Board has made an Adverse Recommendation Change, the Company and Parent shall use reasonable efforts to coordinate the mailing of the Offer Documents and the Schedule 14D-9 so they can be included together in a joint mailing to the holders of Common Stock.
Section 1.3The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL (including Section 251(h) thereof), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly owned Subsidiary of Parent.
Section 1.4Closing. Subject to the satisfaction or waiver (to the extent permitted hereunder and by applicable Law) of all of the conditions to closing contained in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being able to be satisfied), the closing of the Merger (the “Closing”) shall take place as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer (the “Offer Closing”), but in any event no later than the date of, and immediately following, the Offer Acceptance Time, at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York or remotely by exchange of documents and signatures (or their electronic counterparts), or at such other place and time as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date”.
Section 1.5Effective Time. Subject to the provisions of this Agreement, at the Closing, Parent and the Company shall prepare and, on the Closing Date, the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL, and Parent, Merger Sub and the Company shall make all other deliveries, filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.6Merger Without Meeting of Stockholders. The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of the Company. The parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.
Section 1.7Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL, this Agreement and the Certificate of Merger.
Section 1.8Certificate of Incorporation. At the Effective Time and without any further action on the part of the Company and Merger Sub, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form of Annex II and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance its terms and applicable Law (but subject to Section 5.5).
Section 1.9Bylaws. The parties shall take all necessary action such that the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that references to Merger Sub’s name shall be replaced by references to “CDK Global, Inc.”) and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with its terms, the certificate of incorporation of the Surviving Corporation and applicable Law (but subject to Section 5.5).
Section 1.10Directors. The parties shall take all requisite action so that the directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.
Section 1.11Officers. The officers of the Company immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.
ARTICLE II

EFFECT OF MERGER ON CAPITAL STOCK
Section 2.1Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of Common Stock or any shares of capital stock of Merger Sub:

(a)Conversion of Merger Sub Capital Stock. Each share of capital stock of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one (1) fully paid and non-assessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of the Surviving Corporation.
(b)Cancellation of Certain Shares. Each share of Common Stock that (i) is owned by the Company immediately prior to the Effective Time (including as treasury stock), (ii) is owned by any of the direct or indirect wholly-owned Subsidiaries of the Company immediately prior to the Effective Time, (iii) is owned by Parent or Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent, in each case, both at the commencement of the Offer and immediately before the Effective Time or (iv) was irrevocably accepted for purchase in the Offer (collectively, the “Excluded Shares”), shall no longer be outstanding and shall be canceled automatically, be extinguished and shall cease to exist, and no consideration shall be paid for those Excluded Shares (other than, for the avoidance of doubt and without duplication, any consideration that remains payable pursuant to the Offer with respect to any shares of Common Stock accepted for purchase in the Offer).
(c)Conversion of Common Stock.
(i)Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares, and other than Company Restricted Shares, which shall be governed by Section 2.3(b) below) shall be converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”) payable to the holders thereof, without interest, in accordance with Section 2.2, except as otherwise provided herein or by applicable Law.
(ii)As of the Effective Time, all shares of Common Stock that have been converted pursuant to Section 2.1(c)(i) shall no longer be outstanding and shall be canceled automatically and shall be extinguished and cease to exist, and the holders of (A) certificates which immediately before the Effective Time represented such shares (the “Certificates”) or (B) shares represented by book-entry immediately before the Effective Time (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.2.
(d)Equitable Adjustment. If, at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Common Stock, then the Merger Consideration and any other amount based on the number of shares of Common Stock shall be equitably adjusted, without duplication of any adjustment made pursuant to Section 1.1(i), to reflect such change.

Section 2.2Surrender of Certificates and Book-Entry Shares.
(a)Paying Agent. Prior to the expiration of the Offer, Parent shall (i) appoint a bank or trust company, reasonably acceptable to the Company, to act as agent (the “Paying Agent”) for the purpose of effecting payments to the holders of shares of Common Stock entitled to receive the Merger Consideration pursuant to Section 2.1(c)(i), and (ii) enter into a paying agent agreement, in customary form and substance reasonably acceptable to the Company, with such Paying Agent for the receipt and payment of such aggregate Merger Consideration in accordance with this Agreement. Parent shall be responsible for all Expenses of the Paying Agent.
(b)Payment Fund. Immediately prior to or at the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of shares of Common Stock issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and any Company Restricted Shares) cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.1(c)(i) (such cash deposited pursuant to this sentence being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose.
(c)Payment Procedures.
(i)Letter of Transmittal. As promptly as practicable following the Effective Time, but no later than three (3) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate representing one or more shares of Common Stock converted pursuant to Section 2.1(c)(i) (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent and (B) instructions for surrendering such Certificates in exchange for the Merger Consideration.
(ii)Surrender of Shares. Upon surrender of a Certificate for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of such Certificate shall be entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate less any required withholding of Taxes. Any Certificates so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates.
(iii)Unregistered Transferees. If any Merger Consideration is to be paid and issued to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid or issued to such a transferee so long as (A) the surrendered Certificate shall be properly endorsed and presented to the Paying Agent or shall otherwise be in proper form for transfer and is accompanied by all documents reasonably required by the Paying Agent to evidence and effect such transfer and (B) the Person requesting such payment or issuance (x) pays any applicable transfer Taxes or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that all such transfer Taxes have already been paid or are not applicable.

(d)Treatment of Book-Entry Shares. No holder of record of Book-Entry Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, such holder of record shall be entitled to receive, and the Surviving Corporation or Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time (but in no event later than three (3) Business Days after the Effective Time to each such holder of record as of the Effective Time), an amount of U.S. dollars equal to the aggregate amount of Merger Consideration, without interest and less any applicable Tax withholding, to which such holder is entitled hereunder, and such Book-Entry Shares shall forthwith be canceled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.
(e)Lost, Stolen or Destroyed Certificates. Notwithstanding the requirements to surrender a Certificate contained in Section 2.2(c), if any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.
(f)No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Common Stock that were outstanding immediately prior to the Effective Time.
(g)Required Withholding. Parent, Merger Sub, the Surviving Corporation, any of their applicable Subsidiaries, any depository agent used by Parent or Merger Sub in connection with the Offer and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable under this Agreement (including any amounts payable under Section 2.3 with respect to the cancellation of Company Equity Awards) such amounts as are required to be deducted or withheld therefrom under the Code, or any applicable state, local or foreign Tax Law. To the extent that any amounts are so deducted and withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement. Each of Parent, the Company and their respective Affiliates shall promptly notify the other parties if it becomes aware of any such withholding obligation (other than in connection with any (i) compensatory payments, (ii) backup withholding or (iii) withholding under Section 1445 of the Code), and each of the applicable parties shall use commercially reasonable efforts to cooperate to obtain any available reduction of or relief from such deduction or withholding.
(h)No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of cash from the Payment Fund properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, immediately prior to such date become the property of the Surviving Corporation or its designated affiliate, free and clear of any claims or interest of any such holders or their successors, assigns or personal representative previously entitled thereto, subject to the claims of any former holder of shares of Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II.
(i)Investment of Payment Fund. The Paying Agent, as applicable, shall invest the Payment Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided that no such investment or losses thereon shall affect amounts payable to the holders of Common Stock pursuant to this Agreement (including in the Offer or the Merger). To the extent there are losses or the Payment Fund for any reason (including Dissenting Shares losing their status as such) is less than the level required to pay the aggregate Merger Consideration payable pursuant to this Agreement, Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds, in cash, to the Payment Fund for the benefit of such holders of Common Stock in the amount of any such losses or other amounts necessary to satisfy the obligations of Parent and the Surviving Corporation to make prompt payments of the Merger Consideration.
(j)Termination of Payment Fund. Any portion of the Payment Fund (and any interest thereon) that remains unclaimed by the holders of Certificates or Book-Entry Shares one (1) year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article II shall look only to Parent, which shall remain responsible for payment of the applicable Merger Consideration.
Section 2.3Company Equity Awards.
(a)As of the Effective Time, each Company Option that is outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be canceled, extinguished and converted into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash, without interest, equal to the Option Consideration multiplied by the aggregate number of shares of Common Stock subject to such Company Option immediately before the Effective Time; provided that any such Company Option with a per-share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration. “Option

Consideration” means the excess, if any, of the Merger Consideration over the per-share exercise price of the applicable Company Option.
(b)As of the Effective Time, each Company Restricted Share that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Restricted Share, shall be vested and all restrictions thereon shall lapse in full as of immediately before the Effective Time, and each such Company Restricted Share shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal in value to the Merger Consideration.
(c)As of the Effective Time, each Company RSU that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company RSU, shall be vested and all restrictions thereon shall lapse in full as of immediately before the Effective Time, and each such Company RSU shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal in value to the Merger Consideration multiplied by the aggregate number of shares of Common Stock subject to such Company RSU immediately before the Effective Time.
(d)As of the Effective Time, each Company PSU that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company PSU, shall be vested and all restrictions thereon shall lapse for such Company PSU as of immediately before the Effective Time, and each such Company PSU shall be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal in value to the Merger Consideration multiplied by the aggregate number of shares of Common Stock subject to such Company PSU immediately before the Effective Time (assuming that all applicable performance metrics for performance periods that have not been completed as of immediately before the Effective Time had been achieved (on a cumulative basis and not on an individual performance year basis) at the greater of target level and actual performance measured through the Effective Time, with actual performance determined by the Company Board (or a committee thereof) in good faith and after reasonable consultation with Parent and with the financial performance metrics in respect of any fiscal year commencing after the 2022 fiscal year being deemed achieved at the target level).
(e)The payment of the amounts set forth in Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d) in respect of the Company Equity Awards shall be reduced by all income, payroll and employment Tax and other withholdings required under the Code or any applicable state, local or foreign Tax Law. To the extent that any amounts are so withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the holder of that Company Equity Award for all purposes under this Agreement. The Company shall use its reasonable best efforts so that the Company Equity Awards shall be canceled and the Company Equity Plan shall terminate at the Effective Time.

(f)Parent shall cause the Surviving Corporation to, at all times from and after the Effective Time, maintain sufficient liquid funds to satisfy their obligations to holders of Company Equity Awards pursuant to this Section 2.3.
(g)As promptly as practicable following the Effective Time and in any event not later than the third (3rd) Business Day thereafter, Parent shall cause the Surviving Corporation to pay through its payroll system (i) to each applicable holder of a Company Option, in such amount due and payable to such holder pursuant to Section 2.3(a) in respect of such Company Option, (ii) to each applicable holder of a Company Restricted Share, in such amount due and payable to such holder pursuant to Section 2.3(b) in respect of such Company Restricted Share, (iii) to each applicable holder of a Company RSU, in such amount due and payable to such holder pursuant to Section 2.3(c) in respect of such Company RSU and (iv) to each applicable holder of a Company PSU, in such amount due and payable to such holder pursuant to Section 2.3(d) in respect of such Company PSU. Notwithstanding the foregoing, if any such payment cannot be made through such payroll system, then the Surviving Corporation will issue a check for such payment promptly following the Effective Time and in any event no later than the third (3rd) Business Day thereafter (including all accrued dividends and other distributions (including dividend equivalents) in respect of all Company Equity Awards with a record date prior to the Effective Time that have been authorized by the Company as permitted by this Agreement and that remain unpaid at the Effective Time).
(h)Notwithstanding anything herein to the contrary, to the extent a payment pursuant in this Section 2.3 would trigger a Tax or penalty under Section 409A of the Code, such payment shall be made on the earliest date that payment would not trigger such Tax or penalty.
Section 2.4Dissenting Shares.
(a)Notwithstanding anything herein to the contrary (but subject to the other provisions of this Section 2.4), any shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands the appraisal of such shares in accordance with, and complies in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c), but instead shall entitle the respective holders thereof only to such rights as are granted to them pursuant to Section 262 of the DGCL.
(b)Notwithstanding the provisions of Section 2.4(a), if after the Effective Time any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise) or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL with respect to any Dissenting Shares, then such shares shall be treated as if they had never been Dissenting Shares and had been converted automatically at the Effective Time into the right to receive the Merger Consideration, without any interest thereon.
(c)The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Common Stock, any withdrawals or attempted withdrawals of such demands and any other instrument served on the Company pursuant to Section 262 of the DGCL, in each case received by the Company prior to the Effective Time and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not offer to make or make any voluntary payment with respect to any such demands for appraisal, or compromise or settle or offer to compromise or settle, any such demands for appraisal, or approve any withdrawal of such demands, or commit or agree to do any of the foregoing, in each case without the prior written consent of Parent.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as (x) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that, whether or not an explicit cross-reference appears, any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number, and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other section or subsection) or (y) disclosed in any Company SEC Report filed with, or furnished to, the SEC by the Company on or after July 1, 2019 and publicly available prior to the date of this Agreement, other than any disclosures (other than statements of current or historical fact) in any such Company SEC Reports contained in (i) the “Risk Factors” or “Forward-Looking Statements” section thereof and (ii) any other section relating to forward-looking statements to the extent they are generally cautionary, predictive or forward-looking in nature (provided that nothing in the Company SEC Reports shall be deemed to modify or qualify any representation or warranty set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.7, 3.8 or 3.28), the Company represents and warrants to Parent and Merger Sub that:
Section 3.1Organization and Power. The Company (a) is duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted and (c) except as would not reasonably be expected to have a (i) Company Material Adverse Effect or (ii) Company Impairment Effect, is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets and properties makes such qualification or licensing necessary. Except as would not reasonably be expected to have a (i) Company Material Adverse Effect or (ii) Company Impairment Effect, each of the Subsidiaries of the Company (x) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and (y) has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. The Company’s amended and restated certificate of incorporation (the “Company Charter”) and amended and restated bylaws (the “Company Bylaws”), as currently in effect, are included in the Company SEC Reports.

Section 3.2Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect.
Section 3.3Corporate Authorization. Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 4.6(c) are true and correct, the Company has all necessary corporate power and authority to enter into this Agreement and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, to perform its obligations hereunder and to consummate the Merger Transactions. The Company Board has, on terms and subject to the conditions set forth herein, (a) declared it advisable to enter into this Agreement and approved the execution, delivery and performance of this Agreement in accordance with its terms and the consummation of the Merger Transactions in accordance with the DGCL and (b) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock in the Offer, which resolutions have not been subsequently withdrawn or modified as of the date of this Agreement (it being understood that nothing in this clause (b) shall in any way limit the Company Board’s rights under Section 5.3). Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.6(c) are true and correct and that the Merger Transactions are consummated in accordance with Section 251(h) of the DGCL, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate or stockholder proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger Transactions (other than the Company Board’s delivery of its recommendation to the Company’s stockholders as contemplated under clause (b) above and as required in accordance with Section 1.2(a), and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL).
Section 3.4Enforceability. This Agreement has been duly executed and delivered by each of the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
Section 3.5Subsidiaries. Section 3.5 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, indicating its jurisdiction of incorporation or formation. The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, none of which is subject to any preemptive right, right of repurchase or forfeiture or any similar right.  All of such shares and other equity interests so owned by the Company are owned by the Company free and clear of any Liens and transfer restrictions (other than Permitted Liens and transfer restrictions under applicable securities Laws). Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing.
Section 3.6Governmental Authorizations. Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.4 are true and correct, and assuming that the Merger Transactions are consummated in accordance with Section 251(h) of the DGCL, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not require any consent, approval or other authorization of or filing with or notification to (collectively, “Governmental Authorizations”) any Governmental Authority, other than:
(a)the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business;
(b)the filing of the Offer Documents with the SEC and any filings and reports that may be required in connection with this Agreement and the Merger Transactions either (i) with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) or (ii) under state securities Laws or “blue sky” Laws;
(c)any filings as are necessary to comply with the Applicable Exchange rules and regulations;
(d)compliance with and filings under the pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and
(e)any such other Governmental Authorizations that, if not obtained, would not reasonably be expected to have a (i) Company Material Adverse Effect or (ii) Company Impairment Effect.
Section 3.7Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Charter or the Company Bylaws and (b) assuming that all Governmental Authorizations described in Section 3.6 have been obtained or made prior to the Offer Acceptance Time or the Effective Time, as applicable, (i) contravene or conflict with, or result in any violation or breach of, any Law or Order applicable to the Company or any of its Subsidiaries or by which any material assets of the Company or any of its Subsidiaries (“Company Assets”) are bound or (ii) result in any violation or breach of, or constitute a default (or an event which with notice or lapse of time or both would become a breach or default) under, or result in the loss of a benefit or require a consent under, or give rise to any right by any party to terminate, cancel, accelerate or adversely modify, or result in the creation of any Lien on any Company Asset pursuant to, any Material Contract to which the Company or any of its Subsidiaries is a party or by which any Company Assets are bound or Company Permit, other than in the case of clause (b) of this Section 3.7, as would not reasonably be expected to have a (i) Company Material Adverse Effect or (ii) Company Impairment Effect.

Section 3.8Capitalization.
(a)The Company’s authorized capital stock solely consists of (i) 650,000,000 shares of Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of the close of business on April 5, 2022 (the “Measurement Date”), (A) 116,699,802 shares of Common Stock were issued and outstanding (excluding Company Restricted Shares), (B) 43,647,905 shares of Common Stock were held in treasury by the Company, (C) 1,575,168 shares of Common Stock were reserved for issuance upon the exercise of Company Options, (D) no shares of Common Stock were Company Restricted Shares, (E) 2,160,645 shares of Common Stock were subject to issuance pursuant to outstanding Company RSUs, (F) 1,175,916 shares of Common Stock were subject to issuance pursuant to outstanding Company PSUs (assuming achievement of performance metrics at the maximum level) and (G) no shares of Preferred Stock were issued and outstanding. Except as set forth above, as of the close of business on the Measurement Date, there are no shares of capital stock or voting securities of, or other equity interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock or voting securities of, or other equity interests in, the Company or subscriptions, options, calls, warrants or rights to acquire any securities of the Company, restricted stock units, stock-based performance units or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock, voting interests or other equity securities of the Company. Each outstanding Company Equity Award may, by its terms, be treated as set forth in Section 2.3.
(b)All issued and outstanding shares of Common Stock and all shares of Common Stock that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable, (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and (ii) are not, or upon issuance will not be, subject to any pre-emptive rights, right of repurchase or forfeiture or any similar right.
(c)Since the Measurement Date through the date of this Agreement, the Company has not issued any shares of capital stock or voting securities of, or other equity interests in, the Company, or any securities convertible into, or exchangeable or exercisable for, shares of capital stock or voting securities of, or other equity interests in, the Company.
(d)Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.
(e)There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Common Stock or capital stock or other equity interests of any Subsidiary of the Company, (ii) to grant, extend or enter into any subscription, option, warrant, call, convertible securities or similar right, agreement, arrangement, understanding or commitment relating to any shares of Common Stock or capital stock or other equity interests of any Subsidiary of the Company or (iii) to make any investment (in the form of a subscription obligation, loan, capital contribution, credit enhancement, capital account funding obligation or assumption of Liability) in (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person.

(f)There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with stockholders of the Company on any matters with respect to the Company.
Section 3.9SEC Reports. The Company has timely filed or furnished, as applicable, with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all registration statements, forms, reports, statements, certifications and other documents in each case required to be filed or furnished on or prior to the date of this Agreement by it with the SEC (collectively, the “Company SEC Reports”) since July 1, 2019. As of their respective effective dates (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”)) and as of their respective filing dates (in the case of all other applicable Company SEC Reports), or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, each of the Company SEC Reports (a) complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Reports and (b) was prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such amendment or superseding filing with respect to the disclosures that are amended), none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company with the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.
Section 3.10Financial Statements; Internal Controls.
(a)The consolidated financial statements of the Company (including any related notes thereto) included or incorporated by reference in the Company SEC Reports since July 1, 2019:
(i)as of their respective filing dates with the SEC (or, if such Company SEC Reports were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;
(ii)were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements, as permitted by Regulation S-X or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act, and except that the unaudited statements may not contain certain footnotes and are subject to normal, recurring audit adjustments that are not, individually or in the aggregate, material); and
(iii)fairly presented (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal, recurring year-end audit adjustments) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.
(b)Since July 1, 2019 through the date of this Agreement, there has been no change in the Company’s accounting methods or principles that is material and would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto.
(c)The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. As of the date of this Agreement, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the Applicable Exchange.
(d)The outstanding balance under the Existing Credit Agreement as of the date hereof is set forth under Section 3.10(d) of the Company Disclosure Letter.
Section 3.11Liabilities. There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”), of the Company or any of its Subsidiaries which are required to be recorded or reflected on a consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP, other than:
(a)Liabilities reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2021 or the footnotes thereto (the “Balance Sheet”) set forth in the Company SEC Reports;

(b)Liabilities incurred since January 1, 2022 (i) in the ordinary course of business (excluding any Liabilities arising out of any breaches of Contract or Law) or (ii) incurred as a result of, or in reaction to, COVID-19 or COVID-19 Measures that are (x) substantially consistent with actions taken by similarly situated industry participants or otherwise (y) disclosed to Parent prior to the date of this Agreement;
(c)Liabilities incurred in connection with the Transactions or as permitted or contemplated by this Agreement;
(d)Liabilities that have been discharged or paid prior to the date of this Agreement; and
(e)other Liabilities that would not reasonably be expected to have a Company Material Adverse Effect.
Section 3.12Absence of Certain Changes. Except as otherwise contemplated, required or permitted by this Agreement, since January 1, 2022 through the date of this Agreement, (a)  the Company and each of its Subsidiaries have conducted their business, in all material respects, in the ordinary course (except with respect to this Agreement and discussions, negotiations and transactions related thereto and excluding any deviations therefrom taken as a result of, or in reaction to, COVID-19 or COVID-19 Measures that are substantially consistent with actions taken by similarly situated industry participants or otherwise disclosed to Parent prior to the date of this Agreement), and (b) there has not been any Effect that has had a Company Material Adverse Effect.
Section 3.13Permits; Compliance with Law.
(a)Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), (ii) each Company Permit is in full force and effect, (iii) neither the Company nor any of its Subsidiaries is in conflict with or default or violation of any of the Company Permits. Except as would not reasonably be expected to have a Company Material Adverse Effect, (x) no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened and (y) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to suspend, revoke, withdraw or modify in an adverse manner any of the Company Permits.
(b)The Company and each of its Subsidiaries are, and since July 1, 2019 have been, in compliance with all Laws or Orders applicable to the Company or any of its Subsidiaries, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.14Litigation. There are no legal actions, arbitrations, litigations, investigations (where the Company has been notified in writing by the investigating Governmental Authority of such investigation), suits or other civil or criminal proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would reasonably be expected to have a Company Material Adverse Effect. There are no Orders outstanding against the Company or any of its Subsidiaries that would reasonably be expected to have a Company Material Adverse Effect.
Section 3.15International Trade and Anti-Corruption. Except as would not have a Company Material Adverse Effect:
(a)Neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, employees or agents is currently or has since July 1, 2019 been: (i) a Sanctioned Person; (ii) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in or for the benefit of any Sanctioned Country in a manner that would violate applicable Sanctions and Export Control Laws; or (iii) otherwise in violation of any applicable Sanctions and Export Control Laws or U.S. antiboycott requirements (collectively, “Trade Controls”);
(b)Neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, employees or agents, has since July 1, 2019 violated or is currently violating any Anti-Corruption Laws; and
(c)Neither the Company nor its Subsidiaries is or has been since July 1, 2019 the subject of any Legal Actions regarding any offense or alleged offense under Trade Controls or Anti-Corruption Laws, and no such investigation, inquiry or proceedings are pending and, to the Knowledge of the Company, none is threatened.
(d)The Company and its Subsidiaries have implemented and maintain in effect written policies, procedures and internal controls set forth in Section 3.15(d) of the Company Disclosure Letter, and such policies are, in the good faith opinion of the Company, reasonably designed to prevent, deter and detect violations of Anti-Corruption Laws and Trade Controls.
Section 3.16Material Contracts.
(a)Section 3.16 of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all of the following Contracts (x) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement or (y) by which the Company, any of its Subsidiaries or any of the Company Assets are bound as of the date of this Agreement (in each case, other than any Company Benefit Plan or any Company Real Property Leases (other than the Material Company Real Property Leases)) (collectively, the “Material Contracts”):
(i)Contracts that are filed (or required to be filed) as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10)(i) of

Regulation S-K under the Securities Act or disclosed (or required to be disclosed) by the Company in a Current Report on Form 8-K since July 1, 2021 and before the date of this Agreement;
(ii)Contracts containing a covenant limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person, which restriction is material to the Company or any of its Subsidiaries, except for Contracts that are terminable on ninety (90) days’ or less notice without material penalty;
(iii)Contracts containing exclusivity or “most favored nation” obligations or similar restrictions binding on the Company or any of its Subsidiaries, which provision, obligation or restriction is material to the Company or any of its Subsidiaries, except for Contracts that are terminable on ninety (90) days’ or less notice without material penalty;
(iv)other than with respect to a partnership that is wholly owned by the Company or any of its wholly owned Subsidiaries, any Contract that is a joint venture, partnership, limited liability company or other similar Contract, in each case, that is material to the Company and its Subsidiaries, taken as a whole;
(v)Contracts under which (A) any Person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed outstanding Liabilities of the Company or any of its Subsidiaries or (B) the Company or any Subsidiary of the Company has directly or indirectly guaranteed outstanding Liabilities of any Person (other than the Company or any Subsidiary of the Company) (in each case of clause (A) or (B), such guarantee obligation exceeds $5,000,000, other than, in each case, endorsements for the purpose of collection in the ordinary course of business);
(vi)Contracts under which the Company or the applicable Subsidiary of the Company has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person (other than the Company or any of its Subsidiaries), in any such case which the outstanding balance, individually, is in excess of $5,000,000;
(vii)Contracts under which the Company or the applicable Subsidiary of the Company, directly or indirectly, has agreed to make after the date of this Agreement any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of trade credit in the ordinary course of business), in any such case which, individually, is in excess of $5,000,000;
(viii)Contracts that require the future acquisition from another Person or future disposition to another Person of assets or capital stock or other equity interest of another Person, and other Contracts that relate to an acquisition or similar transaction which contain “earn-out” obligations with respect to the Company or any of its Subsidiaries, in any such case, after the date of this Agreement, with a value in excess of $5,000,000;

(ix)any Contract under which the Company or the applicable Subsidiary of the Company licenses or sublicenses Intellectual Property from or to any third party (other than (A) non-disclosure agreements, (B) non-exclusive licenses granted by the Company or a Subsidiary in the ordinary course of business or in connection with the provision or sale of any products or services, (C) licenses of commercially available software or other technology granted to the Company or a Subsidiary, or (D) licenses to open source, public or freeware software or other materials (collectively, “Non-Material Licenses”)), in each case, which Contract is material to the Company and its Subsidiaries, taken as a whole;
(x)any Contract that is with (A) each of the ten (10) largest customers of the Company and its Subsidiaries, taken as a whole, determined on the basis of actual revenue received by the Company and its Subsidiaries during the fiscal year ended June 30, 2021 and (B) each of the ten (10) largest vendors, determined on the basis of actual amounts paid by the Company and its Subsidiaries, taken as a whole, during the fiscal year ended June 30, 2021;
(xi)Contracts (other than this Agreement) providing for indemnification (including any obligations to advance funds for expenses) of the current or former directors or officers of the Company or any of its Subsidiaries; and
(xii)Contracts that by their terms are reasonably expected to result in future payments to or by the Company in excess of $10,000,000 per annum, except for Contracts that are terminable on ninety (90) days’ or less notice without material penalty.
(b)The Company has made available to Parent true, correct and complete copies of all Material Contracts, including any amendments thereto (except with such redactions as may be clearly marked on such copies). Each Material Contract is, subject to the Enforceability Exceptions, a valid and binding agreement of the Company or its applicable Subsidiary and, to the Knowledge of the Company, the other parties thereto, and is in full force and effect in accordance with its terms (other than to the extent that any Material Contracts have expired or been terminated in accordance with their terms after the date of this Agreement), except where failure to be valid and binding or in full force or effect would not reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto, is in compliance with its performance obligations under each Material Contract. None of the Company, its applicable Subsidiary and, to the Knowledge of the Company, any other party thereto, is in material breach or default under any such Material Contract, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a material breach or default by the Company, its applicable Subsidiary or, to the Knowledge of the Company, any other party thereto, in each case, except as would not reasonably be expected to have a Company Material Adverse Effect.
Section 3.17Benefit Plans.
(a)Section 3.17(a) of the Company Disclosure Letter lists all material “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement

Income Security Act of 1974 (“ERISA”) and all material stock purchase, stock option, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other material benefit plans (including the Company Equity Plan), agreements, programs, policies or commitments, whether or not subject to ERISA, (i) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (ii) that are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such directors, officers, employees or consultants. All such plans, agreements, programs, policies and commitments, regardless of materiality, are collectively referred to as the “Company Benefit Plans.”
(b)With respect to each material Company Benefit Plan, if applicable, the Company has made available to Parent true and complete copies of (i) the plan document, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion and (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”).
(c)None of the Company, its Subsidiaries or their ERISA Affiliates maintain, sponsor or contribute to, and have not within the preceding six (6) years maintained, sponsored or contributed to, (i) any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA or that is otherwise a defined benefit pension plan, (ii) a “multiple employer plan” (within the meaning of Sections 4063 or 4064 of ERISA or Section 413(c) of the Code), or (iii) a “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code) or other funded arrangement for the provision of welfare benefits.
(d)Except as would not have a Company Material Adverse Effect, each Company Benefit Plan is in compliance with ERISA, the Code and other applicable Law. With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter has been issued by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) except as would not result in a Company Material Adverse Effect, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption.
(e)No Company Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.
(f)Except as set forth in this Agreement, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event that would not otherwise, by itself, trigger any of the following) (i) cause any material payment from the Company or any of its Subsidiaries to become due, or increase the amount of any compensation due, to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, (ii) increase any material benefits otherwise payable under any Company Benefit Plan,(iii) accelerate the time of payment or vesting or funding (through a grantor trust or otherwise) of any material compensation or benefits from the Company or any of its Subsidiaries to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, (iv) limit or restrict the right of the Company or its Subsidiaries or, after the consummation of the Transactions, Parent or the Surviving Corporation, to merge, amend or terminate any Company Benefit Plan, or  (v) result in any amount being payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the consummation of the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event) that will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any Taxes, interest or penalties incurred pursuant to Section  409A or 4999 of the Code.
(g)There are no pending, or, to the Knowledge of the Company, threatened, Legal Actions against any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries or as would not have a Company Material Adverse Effect.
Section 3.18Labor Relations.
(a)No employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three (3) years or are now being conducted with respect to any employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor contract. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries currently has, or, to the Knowledge of the Company, is now threatened by, a strike, picket, work stoppage, work slowdown or other organized labor dispute with respect to any employee of the Company or any of its Subsidiaries. Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority.
(b)Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes and (ii) neither the Company nor any of its Subsidiaries has incurred any Liability under the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the six (6) months prior to the date of this Agreement that remains unsatisfied.

(c)To the Knowledge of the Company, since July 1, 2019, no allegations of sexual harassment or other discrimination, retaliation or policy violation allegations have been made to the Company or any of its Subsidiaries against any individual holding the position of Vice President or a more senior position.
Section 3.19Taxes.
(a)All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), and all such Tax Returns are true, complete and correct, except for Tax Returns as to which the failure to so file or be so true, complete and correct would not reasonably be expected to have a Company Material Adverse Effect.
(b)The Company and its Subsidiaries have fully and timely paid all Taxes shown to be due on the Tax Returns referred to in Section 3.19(a), except for Taxes as to which the failure to pay or adequately provide for would not reasonably be expected to have a Company Material Adverse Effect.
(c)All Taxes required to be withheld by the Company or any of its Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority, except as would not reasonably be expected to have a Company Material Adverse Effect.
(d)There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not reasonably be expected to have a Company Material Adverse Effect.
(e)No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries, except for such audits and proceedings that would not reasonably be expected to have a Company Material Adverse Effect.
(f)No claim has been made in writing by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to Tax by that jurisdiction, which claim has not been resolved, except for any such claim that would not reasonably be expected to have a Company Material Adverse Effect.
(g)All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports, except for such deficiencies that would not reasonably be expected to have a Company Material Adverse Effect.

(h)There are no Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens or as would not reasonably be expected to have a Company Material Adverse Effect.
(i)Neither the Company nor any of its Subsidiaries is a party to any Tax sharing agreement, Tax indemnity obligation or similar agreement or arrangement with respect to Taxes pursuant to which the Company or any of its Subsidiaries will have any Tax Liability after the Closing, other than (i) any such agreement or arrangement solely among the Company and its Subsidiaries or (ii) any indemnification agreement or arrangement pertaining to the sale or lease of assets or Subsidiaries or commercial agreements the principal purpose of which is unrelated to Tax, except as would not reasonably be expected to have a Company Material Adverse Effect.
(j)During the two (2) year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a distribution of shares intended to qualify for tax-free treatment under Section 355 of the Code.
(k)The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code (a “USRPHC”) and has not been a USRPHC during the five (5) year period ending on the date of this Agreement.
(l)The Company has not sought any relief under, or taken any action in respect of, any provision of the CARES Act, the Families First Coronavirus Response Act or IRS Notice 2021-11 related to Taxes (including (i) deferring any Taxes under Section 2302 of the CARES Act or (ii) claiming any Tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the Families First Coronavirus Response Act, as may be amended).
Section 3.20Environmental Matters. Since July 1, 2019, the operations of the Company and each of its Subsidiaries comply with applicable Law relating to (a) pollution, contamination, protection of the environment or employee health and safety, (b) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities or real property or (c) the management, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Law”), in each case, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries (i) possess all Permits required under Environmental Law necessary for their respective operations, and (ii) such operations are in compliance with applicable Permits, except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, no Legal Action arising under or pursuant to Environmental Law is pending, or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, except as would not reasonably be expected to have a Company Material Adverse Effect. There are no conditions at any property currently or formerly owned or operated by, or otherwise relating to the operations of, the Company, any of its Subsidiaries or any of their respective predecessors which have given rise to, or would reasonably be expected to give rise to, any Liability under Environmental Law, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.21Intellectual Property and Data Privacy.
(a)Section 3.21(a) of the Company Disclosure Letter sets forth a true and complete (in all material respects) list of all Owned Intellectual Property that is registered, issued or the subject of a published pending application for registration as of the date of this Agreement.
(b)Either the Company or one of its Subsidiaries (i) owns and possesses all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) or (ii) has a valid right to use the Licensed Intellectual Property, except, in each case of clause (i) or (ii), as would not reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, all Persons who have contributed to the creation, invention or development of any Owned Intellectual Property have assigned to the Company or its Subsidiaries their rights and interests therein that do not initially vest with the Company and its Subsidiaries by operation of Law.
(c)Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Owned Intellectual Property is subsisting, and to the Knowledge of the Company, valid and enforceable and (ii) to the Knowledge of the Company, the Company and its Subsidiaries have not infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party.
(d)Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received funding from a Governmental Authority to develop any Owned Intellectual Property in a manner that would require the Company or such Subsidiary to license such Owned Intellectual Property to such Governmental Authority.
(e)During the three (3) year period prior to the date of this Agreement, (i) there has been no Legal Action pending or, to the Knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries (A) alleging that the Company or such Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property of any third party or (B) challenging or seeking to deny, revoke or limit the Company’s or any of its Subsidiaries’ rights in any Owned Intellectual Property, and (ii) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property, except, in each case of clause (i) or (ii), as would not reasonably be expected to have a Company Material Adverse Effect.
(f)To the Knowledge of the Company, the consummation of the Transactions shall not alter, impair or extinguish any Rights of the Company or any of its Subsidiaries in the Owned Intellectual Property or Licensed Intellectual Property, except as would not reasonably be expected to have a Company Material Adverse Effect.
(g)The Company and its Subsidiaries have taken commercially reasonable efforts to maintain and protect the Owned Intellectual Property, including any and all confidential information and trade secrets included in the Owned Intellectual Property, except as would not reasonably be expected to have a Company Material Adverse Effect.
(h)To the Knowledge of the Company, the Company and its Subsidiaries have not distributed, licensed, conveyed, released or made available to any Person any material proprietary software that is, in whole or in part, subject to or governed by a Specified OSS License in a manner that, based on the Company’s or its Subsidiaries’ use of such Specified OSS License, would require (i) the disclosure, licensing or distribution of any material proprietary source code owned the Company or its Subsidiaries or (ii) that such material proprietary source code be made available at no charge or otherwise licensed to third parties for the purpose of making derivative works.
(i)Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the computers, systems and IT assets of the Company and each Subsidiary of the Company operate and perform in a manner that permits the Company and each Subsidiary of the Company to conduct its business as currently conducted, (ii) the Company and each Subsidiary of the Company have taken commercially reasonable actions, consistent with current general commercial practice in the automotive software industries, to protect the confidentiality, integrity and security of their computers, systems and IT assets (and the information and data stored thereon or processed thereby) against unauthorized use, access, interruption, modification or corruption, including where the unauthorized event results from the use of any malicious code (including viruses, worms, Trojan horse, malware and ransomware), and to the Knowledge of the Company, no such unauthorized use, access, interruption, modification or corruption has occurred, (iii) the Company and each Subsidiary of the Company are in compliance with all applicable Laws governing privacy, data protection, and the collection, use, storage, processing and disclosure of personally identifiable information, and all privacy policies established by, and contractual obligations binding upon, the Company or any of its Subsidiaries with respect to the foregoing, and (iv) no claims have been asserted or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company alleging any violation relating to privacy, data protection and the collection of personal information.
Section 3.22Assets. Except for matters that would not have or be reasonably expected to have a Company Material Adverse Effect:
(a)With respect to the real property owned by the Company or any its Subsidiaries (the “Company Owned Real Property”), either the Company or a Subsidiary of the Company has good and valid title to such Company Owned Real Property, free and clear of all Liens, other than any Permitted Liens.
(b)Either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property”, and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens. Section 3.22(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Leased Real Property where the terms of the applicable Company Real Property Lease, as of the date of this Agreement, provide for annual lease payments in excess of $1,000,000 (the “Material Company Real Property Leases”). A true, correct and complete copy of each Company Real Property Lease as of the date of this Agreement related to each material Company Leased Real Property as set forth in Section 3.22(b) of the Company Disclosure Letter has been made available to Parent or publicly filed with the SEC prior to the date of this Agreement (except with such redactions as may be clearly marked on such copies). Each Company Real Property Lease is, subject to the Enforceability Exceptions, a valid and binding agreement of the Company or its applicable Subsidiary that is party thereto, and, to the Knowledge of the Company, of the other party or parties thereto, and each Company Real Property Lease is in full force and effect in accordance with its terms, except where failure to be valid and binding or in full force and effect would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor its applicable Subsidiary nor, to the Knowledge of the Company, any other party thereto, is in breach or default under any Company Real Property Lease. Except as would not reasonably be expected to have a Company Material Adverse Effect, no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under any such Company Real Property Lease.
(c)Neither the Company nor any of its Subsidiaries has, since July 1, 2019, received notice of the existence of any outstanding Order or of any pending Legal Action, and, to the Knowledge of the Company, there is no such Order or Legal Action threatened, relating to the ownership, lease, use, occupancy or operation by the Company or its Subsidiaries of the Company Owned Real Property or the Company Leased Real Property.
(d)Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or a Subsidiary thereof has good and valid title to, or valid leasehold interests in, all real property and other assets reflected on the Balance Sheet or acquired after December 31, 2021, except as have been disposed of since December 31, 2021 in the ordinary course of business consistent with past practice.
Section 3.23Insurance. Except for matters that would not have or reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, as of the date of this Agreement, all insurance policies with respect to the business and assets of the Company and its Subsidiaries in effect as of the date of this Agreement are in full force and effect, all premiums due thereon have been paid in full, no written notice of cancellation has been received, there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any of the insured parties thereunder and there is no claim pending under any such insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.
Section 3.24Affiliated Transactions. No director, officer or Affiliate (other than Subsidiaries of the Company) of the Company is a party to any Contract with the Company or its Subsidiaries (other than employment agreements) or has any material interest in any property used by the Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that has not been so disclosed.

Section 3.25No Rights Agreement; Anti-Takeover Provisions.
(a)The Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan, and the Company Board has not adopted or authorized the adoption of such an agreement or plan.
(b)Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.6(c), no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement or the Merger Transactions.
Section 3.26Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents (including any amendments or supplements thereto) will, at the time such Offer Documents are filed with the SEC or at the time such Offer Documents are first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time it is filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Schedule 14D-9.
Section 3.27Opinion of Financial Advisor. The Company Board has received the oral opinion (to be confirmed in writing) of Morgan Stanley & Co. LLC (the “Company Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedure followed, matters considered and qualifications and limitations set forth therein, the Offer Price of $54.87 per share of Common Stock and the Merger Consideration of $54.87 per share of Common Stock to be paid to the holders of shares of Common Stock (other than holders of Excluded Shares and Dissenting Shares pursuant to this Agreement) are fair from a financial point of view to such holders. The Company will make available to Parent a written copy of such opinion, for informational purposes, only, reasonably promptly following receipt thereof by the Company Board; provided that it is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub.
Section 3.28Brokers. Except for the Company Financial Advisor, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has prior to the execution and delivery of this Agreement made available to Parent a true, correct and complete copy of the

Company’s engagement letter relating to the Merger Transactions with the Company Financial Advisor as in effect on the date of this Agreement.
Section 3.29No Other Representations and Warranties.
(a)Except for the representations and warranties expressly set forth in this Article III or in any certificate delivered hereunder, neither the Company nor any other Person on behalf of the Company makes or has made (and the Company, on behalf of itself, each of the Company’s Subsidiaries and their respective Affiliates and Representatives, hereby disclaims) any express or implied representation or warranty with respect to the Company or any of the Company’s Subsidiaries or with respect to the accuracy or completeness of any information provided, or made available, to Parent, Merger Sub or any of their Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement, and Parent and Merger Sub and their respective Representatives and Affiliates are not in any way relying on, and waive any claim based on reliance on, any representation, warranty or other information of or statement by the Company, any of the Company’s Subsidiaries or any of its or their Representatives or any other Person except for those expressly set forth in this Article III or in any certificate delivered pursuant to the terms of this Agreement. Except for the representations and warranties expressly set forth in this Article III or in any certificate delivered pursuant to the terms of this Agreement, none of the Company, any of the Company’s Subsidiaries or any of its or their Representatives or any other Person makes (and the Company, on behalf of itself, each of the Company’s Subsidiaries, and their respective Affiliates and Representatives, hereby disclaims) any express or implied representation or warranty (including as to completeness or accuracy) to Parent or Merger Sub or any other Person with respect to, and none of the Company, the Company’s Subsidiaries or any of its or their Representatives or any other Person shall be subject to, any liability to Parent, Merger Sub or any other Person resulting from, the Company, the Company’s Subsidiaries or their respective Representatives or Affiliates providing or making available to Parent, Merger Sub or any of their Affiliates or their respective Representatives, or resulting from the omission of, any estimate, projection, prediction, forecast, data, financial information, memorandum, presentation or any other materials or information, including any materials or information made available to Parent or its Representatives or Affiliates in connection with presentations by the Company’s management or information made available on any electronic data room for “Project Central” and maintained by the Company for purposes of the Merger and the other transactions contemplated by this Agreement, including the electronic data room hosted by Intralinks under the title Project Central (collectively, the “VDR”).
(b)Except for the representations and warranties contained in Article IV or in any certificate delivered pursuant to the terms of this Agreement, the Company acknowledges and agrees that (i) none of Parent, Parent’s Subsidiaries (including Merger Sub) or any of its or their other Person on behalf of Parent makes or has made any express or implied representation or warranty with respect to Parent or Merger Sub, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement and the Company is not in any way relying on any representation, warranty or other or statement by information of any Person except for those expressly set forth herein and (ii) no Person has been authorized by Parent, Parent’s Subsidiaries (including Merger Sub) or any of its or their Representatives or any other Person on behalf of Parent to make any representation or warranty relating to Parent or Merger Sub or their respective business or otherwise in connection with this Agreement, the Offer and Merger, and if made, such representation or warranty shall not in any way be relied upon by the Company as having been authorized by either such entity.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in the confidential disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:
Section 4.1Organization and Power. Except as would not reasonably be expected to have a Parent Material Adverse Effect, each of Parent and Merger Sub (a) is duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted and (c) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets and properties makes such qualification or licensing necessary. Parent has made available to the Company a copy of Parent’s and Merger Sub’s certificate of incorporation and bylaws (or comparable organizational documents), in each case, as currently in effect.
Section 4.2Foreign Qualifications. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where failure to be so qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect.
Section 4.3Corporate Authorization; Enforceability. Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement, to perform their obligations hereunder and to consummate the Transactions. The respective boards of directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, approved this Agreement and the Transactions, declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and approved the execution, delivery and performance of this Agreement in accordance with its terms, and in the case of the board of directors of Merger Sub, recommended that Parent, in its capacity as the sole stockholder of Merger Sub, adopt this Agreement. Parent, in its capacity as the sole stockholder of Merger Sub, has executed and delivered a written consent adopting this Agreement, such consent by its terms to become effective immediately following the execution and delivery of this Agreement. Except as expressly set forth in this Section 4.3, no other corporate action (including any stockholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions. Assuming the accuracy of the representations and warranties set forth in Article III, no Takeover Laws apply or will apply to Parent or Merger Sub pursuant to this Agreement or the Transactions.
Section 4.4Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not require any Governmental Authorization, other than:
(a)the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business;
(b)the filing of the Offer Documents with the SEC and any filings and reports that may be required in connection with this Agreement and the Transactions either (i) with the SEC under the Exchange Act or (ii) under state securities Laws or “blue sky” Laws;
(c)any filings as are necessary to comply with the Applicable Exchange rules and regulations; and
(d)compliance with and filings under the HSR Act and as set forth on Section 4.4 of the Parent Disclosure Letter.
Section 4.5Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub and (b) assuming that all Governmental Authorizations described in Section 4.4 have been obtained or made prior to the Offer Acceptance Time or the Effective Time, as applicable, (i) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound or (ii) result in any violation or breach of, or constitute a default under, or result in the loss of a benefit or require a consent under, or give rise to any right by any party to terminate, cancel, accelerate or adversely modify, or result in the creation of any Lien on any Parent Asset pursuant to, any Contract to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound, other than in the case of clause (b) of this Section 4.5, as would not reasonably be expected to have a Parent Material Adverse Effect.
Section 4.6Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock.
(a)All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding option,

warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.
(b)Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged, nor, prior to the Effective Time, will it engage, in any business activities or operations other than in connection with the Transactions. Merger Sub has no Subsidiaries.
(c)Neither Parent nor Merger Sub, nor any of their respective Affiliates, is or has been during the past three (3) years an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Except for shares of Common Stock acquired in the Offer or as set forth in Section 4.6 of the Parent Disclosure Letter, neither Parent, Merger Sub, nor any of their respective Affiliates beneficially owns, directly or indirectly, or is the record holder of (or during the past three (3) years has beneficially owned, directly or indirectly, or been the record holder of), and is not (and during the past three (3) years has not been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Common Stock or any option, warrant or other right to acquire any shares of Common Stock.
Section 4.7Financing.
(a)Parent has delivered to the Company true, correct and complete copies of (i) a fully executed commitment letter dated on or about the date of this Agreement (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.10, the “Equity Commitment Letter”) from the Guarantor providing for an equity investment in Parent, subject to the terms and conditions therein, in the aggregate amount set forth therein (the “Equity Financing”) and (ii) a fully executed commitment letter dated on or about the date of this Agreement from the Lender Related Parties party thereto, together with true, correct and complete copies of any related executed fee letters (provided, that, solely with respect to any such fee letters, the fee amounts, fee caps and other economic and “market flex” and/or “securities demand” terms (none of which would adversely affect the availability or amount of, impose additional or new conditions or requirements on (or expand or modify any existing conditions or requirements), affect the enforceability or termination of, impair the validity of, or prevent or impair, impede, hinder or delay the consummation of the Debt Financing at the Offer Closing or the Closing or reduce the amount of the Debt Financing below the amount required to satisfy the Required Amount) may be redacted in a customary manner from such true, correct and complete copies) (collectively and including all exhibits, annexes, schedules, supplements and term sheets attached thereto and as amended, modified, supplemented, replaced, substituted, terminated or extended from time to time after the date of this Agreement in compliance with Section 5.10, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Letters”), pursuant to which, subject to the terms and conditions therein, the Lender Related Parties party thereto have committed to lend the aggregate amount of the debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, collectively referred to as the “Financing”). The Equity Commitment Letters expressly provide, and will continue to expressly provide, that the Company is a third-party beneficiary thereof. Parent and Merger Sub hereby acknowledge and agree that their obligation to consummate the

Transactions are not contingent on or otherwise subject to or conditioned on Parent, Merger Sub or any of their Affiliates obtaining any financing, the availability, grant, provision or extension of any financing to Parent, Merger Sub or any of their Affiliates or the consummation of any financing arrangement by Parent, Merger Sub or any of their Affiliates.
(b)As of the date of this Agreement, the Financing Letters are in full force and effect in accordance with their terms. As of the date of this Agreement, none of the Financing Letters has been amended, restated or modified, and, to the Knowledge of Parent, no such amendment, restatement or modification is contemplated, and none of the respective obligations and commitments contained in the Financing Letters have been withdrawn, reduced, rescinded, amended, restated, terminated or otherwise modified or repudiated in any respect and no such withdrawal, reduction, rescission, amendment, restatement, termination or other modification or repudiation is contemplated by Parent or Merger Sub or, the Knowledge of Parent, any other party to the Financing Letters; provided, that the existence or exercise of any “market flex” provisions contained in the Debt Commitment Letter shall not be deemed to constitute a modification or amendment of the Debt Commitment Letter. The Financing Letters in the form so delivered are (i) legal, valid and binding obligations of Parent and Merger Sub, as applicable, and, to the Knowledge of Parent, each of the other parties thereto and (ii) enforceable in accordance with their respective terms against Parent and Merger Sub, as applicable, and, to the Knowledge of Parent, each of the other parties thereto, in each case subject to the Enforceability Exceptions.  Assuming the Financing is funded or invested in accordance with the Financing Letters on the Closing Date and the Closing is consummated in accordance with the terms of this Agreement, the aggregate net proceeds contemplated by the Financing Letters (after netting out applicable Expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of “flex” (including original issue discount flex) provided for under the Debt Financing), will be sufficient, in the aggregate, for Merger Sub and the Surviving Corporation to pay the aggregate Offer Price and Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement, the Equity Commitment Letter or the Debt Commitment Letter) and any other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the Transactions on the Closing Date (including all amounts payable in respect of Company Equity Awards under this Agreement) and to pay all related Expenses payable by them in connection with the Transactions (such amount, after giving effect to any increase in the Equity Financing, collectively, the “Required Amount”). As of the date of this Agreement, neither Parent nor Merger Sub is, nor, to the Knowledge of Parent, any other party to any of the Financing Letters is, in default in the performance, observation or fulfillment of any obligation, covenant or condition contained in any Financing Letter and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a default under or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto under the Financing Letters, (B) constitute or result in a failure by Parent or Merger Sub or any other party to the Financing Letters to satisfy, or any material delay in satisfaction, of any condition or other contingency to the full funding of the Financing under the Financing Letters or (C) otherwise result in any portion of the Financing being unavailable on a timely basis, and in any event, not later than the Offer Closing, such that Parent would not have sufficient cash proceeds to pay the Required Amount. As of the date of this Agreement, assuming satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the

Merger (other than those conditions that by their terms are to be satisfied at the Offer Closing or the Closing, but subject to such conditions being able to be satisfied), neither Parent nor Merger Sub have any reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Commitment Letter) that it will be unable to satisfy, on a timely basis, and in any event not later than the Offer Closing, any term or condition of the Financing Letters required to be satisfied by it or that the Required Amount committed pursuant to the Financing Letters will not be available on the Offer Closing and the Closing Date.  There are no side letters or other Contracts or other agreements, arrangements or understandings of any kind (other than customary engagement and fee credit letters with respect to the offering of debt securities referenced in the Debt Commitment Letter or those that would not reasonably be expected to adversely affect the availability of any portion of the Required Amount and which do not adversely impact the conditionality or amount of the Financing) to which Parent or any of its Affiliates (including Merger Sub) is a party related to the funding of the full Required Amount of the Financing, other than as expressly contained in the Financing Letters delivered to the Company prior to the date of this Agreement.  Parent and/or Merger Sub has fully paid (or cause to be paid) any and all commitment fees or other fees or deposits required by the Financing Letters and/or the Financing, in each case, that are payable on or prior to the date of this Agreement and will continue to pay in full any such amounts required to be paid pursuant to the terms of the Financing Letters and/or the Financing as and when they become due and payable on or prior to the Offer Closing and the Closing Date.  The only conditions precedent (including the market “flex” provisions) related to the obligations of the Guarantors to fund the full amount of the Equity Financing and the Lender Related Parties to fund the full amount of the Debt Financing are those expressly set forth in the Equity Commitment Letter and the Debt Commitment Letter, respectively.
Section 4.8Solvency. None of Parent, Merger Sub or the Guarantor is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Guarantor or any of their respective Subsidiaries (which, for purposes of this Section 4.8, shall include the Company and its Subsidiaries). Assuming (i) the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger and (ii) the accuracy, in all material respects, of the representations and warranties set forth in Article III (for this purpose, such representations and warranties shall be true and correct without giving effect to any materiality or Company Material Adverse Effect qualifiers contained therein) and after giving effect to the Transactions and the payment of the aggregate Offer Price and Merger Consideration, any other repayment or refinancing of debt contemplated in this Agreement or the Financing Letters (including any alternative financing) and payment of the Required Amount, the Surviving Corporation, on a consolidated basis, will be Solvent as of the Offer Acceptance Time and as of the Effective Time and immediately after the consummation of the applicable Transactions.
Section 4.9Litigation. As of the date of this Agreement, there are no Legal Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Affiliates that would reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, there are no Orders outstanding against Parent or any of its Affiliates that would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10Absence of Arrangements with Management. Other than this Agreement, as of the date of this Agreement, there are no Contracts or agreements, arrangements or understandings (whether written, oral or otherwise) among Parent, Merger Sub, the Guarantor or any of their respective Affiliates (or any other Person on behalf of Parent, Merger Sub, the Guarantor or any of their respective Affiliates), on the one hand, and any member of the Company’s management or the Company Board or any of their respective Affiliates, on the other hand, relating in any way to the Company (including relating to compensation and retention of the Company’s management), the Transactions or the operations of the Company or any of its Subsidiaries or, following the Effective Time, the Surviving Corporation or any of its Subsidiaries.
Section 4.11Absence of Certain Agreements. Neither Parent nor any of its Affiliates (including Merger Sub) has entered into any Contract or other agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract or other agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which: any stockholder of the Company would be entitled to receive value or consideration of a different amount or nature than the Offer Price or the Merger Consideration or pursuant to which any stockholder of the Company (i) has agreed to tender their shares of Common Stock into the Offer or (ii) has agreed to vote against or otherwise oppose any Superior Proposal. None of Parent, Merger Sub or any of their Affiliates is party to any Contract or other agreement, arrangement or understanding that would be required to be disclosed under Item 1005(e) of Regulation M-A under the Exchange Act with respect to the Common Stock.
Section 4.12Investment Intention. Parent is acquiring through the Offer and the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation will not be registered under the Securities Act or any “blue sky” Laws and cannot be sold unless subsequently registered under the Securities Act, any applicable “blue sky” Laws or pursuant to an exemption from any such registration.
Section 4.13Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose Expenses will be paid by Parent.
Section 4.14Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the duly executed guarantee of the Guarantors, dated as of the date of this Agreement, in favor of the Company in respect of Parent’s obligation to pay the Parent Termination Fee and the other obligations specified therein, up to the aggregate amount set forth therein (the “Guarantee”). The Guarantee is (a) a legal, valid and binding obligation of the Guarantors, (b) enforceable against the Guarantors in accordance with its terms, except as such enforceability may be limited by the Enforceability Exception and (c) in full force and effect in accordance with its terms and has not been (and will not be except in accordance with its terms) amended or modified. There is no default or breach under the Guarantee by the Guarantors, and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute or result in a default under or breach on the part of the Guarantors under such Guarantee.
Section 4.15No Interest in Competitors. None of Parent, Merger Sub or any of their respective Affiliates owns any equity interest in any Person that derives revenues from products, services or lines of business within the Company’s products, services or lines of business and would reasonably be deemed to be competitive with the businesses of the Company and its Subsidiaries. None of Parent, Merger Sub or any of their respective Affiliates is currently involved in any substantive negotiations with respect to the acquisition of any business or businesses that would or would reasonably be expected to constitute the foregoing.
Section 4.16Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 (including any amendments or supplements thereto) will, at the time the Schedule 14D-9 (or any amendment or supplement thereto) is filed with the SEC or at the time the Schedule 14D-9 (or any amendment or supplement thereto) is first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Offer Documents.
Section 4.17Acknowledgement of Disclaimer of Other Representations and Warranties.
(a)Each of Parent and Merger Sub acknowledges that it and its Representatives and applicable Affiliates (i) have received adequate access to (A) such books and records, facilities, properties, premises, equipment, Contracts and other properties and assets of the Company and its Subsidiaries which they and their Representatives and such Affiliates have desired or requested to see or review and (B) the VDR, (ii) have had adequate opportunity to meet with the officers and employees of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries and (iii) have had an adequate opportunity to make such legal, factual and other inquiries and investigation as they deem necessary, desirable or appropriate with respect to the Company and its Subsidiaries.
(b)Except for the representations and warranties expressly set forth in this Article IV or in any certificate delivered pursuant to the terms of this Agreement, neither Parent nor Merger Sub nor any other Person on behalf of Parent or Merger Sub makes (and Parent, on behalf of itself, its Subsidiaries, and their respective Affiliates and Representatives, hereby disclaims) and the Company has not in any way relied on, any express or implied representation or warranty with respect to Parent, Merger Sub, its Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement, the Offer, the Merger or the other transactions contemplated hereby, including as to the accuracy or completeness of any information.
(c)Except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to the terms of this Agreement, each of Parent and Merger Sub acknowledges and agrees that (i) none of the Company, the Company’s Subsidiaries or any other Person on behalf of the Company or any of the Company’s Subsidiaries makes or has made any express or implied representation or warranty with respect to the Company or any of the Company’s Subsidiaries or with respect to the accuracy or completeness of any information provided, or made available, to Parent, Merger Sub or any of their Affiliates or Representatives, including with respect to the Company and its Subsidiaries respective businesses, operations, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement, and Parent and Merger Sub and their respective Representatives and Affiliates are not in any way relying on, and waive any claim based on reliance on, any representation, warranty or other information of or statement by the Company or any Person except for those expressly set forth in Article III or in any certificate delivered pursuant to the terms of this Agreement and (ii) no Person has been authorized by the Company, the Company’s Subsidiaries or any other Person on behalf of the Company to make any representation or warranty relating to the Company, its Subsidiaries or their respective its businesses or otherwise in connection with this Agreement, the Offer, the Merger or the other transactions contemplated hereby, and if made, such representation or warranty shall not in any way be relied upon by Parent or Merger Sub as having been authorized by such entity. Without limiting the generality of the foregoing, except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to the terms of this Agreement, Parent and Merger Sub acknowledge and agree that none of the Company, any of the Company’s Subsidiaries or any of its or their Representatives or any other Person has made a representation or warranty (including as to accuracy or completeness) to Parent or Merger Sub with respect to, and none of the Company, any of the Company’s Subsidiaries or any of its or their Representatives or any other Person shall be subject to any liability to Parent, Merger Sub or any other Person resulting from, the Company or any of the Company’s Subsidiaries or their respective Representatives or Affiliates providing, or making available, to Parent, Merger Sub or any of their Affiliates or their respective Representatives, or resulting from the omission of, any estimate, projection, prediction, forecast, data, financial information, memorandum, presentation or any other materials or information, including any materials or information made available to Parent and/or its Representatives or Affiliates in connection with presentations by the Company’s management or in the VDR. Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make estimates, projections, budgets, pipeline reports and other forecasts and plans, that they are familiar with such uncertainties and that Parent and Merger Sub are taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, budgets, pipeline reports and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections, budgets, pipeline reports and other forecasts and plans. Each of Parent and Merger

Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition (financial or otherwise), operations, assets and business of the Company and its Subsidiaries and, in making its determination to proceed with the Offer, the Merger and the other transactions contemplated by this Agreement, each of Parent and Merger Sub has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article III or in any certificate delivered pursuant to the terms of this Agreement and has not relied directly or indirectly on any materials or information made available to Parent and/or its Representatives by or on behalf of the Company.
ARTICLE V

COVENANTS
Section 5.1Conduct of Business of the Company.
(a)From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII (the “Interim Period”), except as (1) required or contemplated by this Agreement, (2) set forth in Section 5.1 of the Company Disclosure Letter, (3) required by applicable Law, Order or to comply with any notice from a Governmental Authority, (4) the Company determines in good faith may be necessary or advisable in accordance with COVID-19 Measures or otherwise taken (or not taken) by the Company or any of its Subsidiaries in reasonable response to COVID-19-related developments or (5) may be consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, use its and their reasonable best efforts (i) to conduct its business in all material respects in the ordinary course and (ii) to the extent consistent with the foregoing, to preserve its and each of its Subsidiaries’ business organizations (including the service of key employees) substantially intact and preserve existing relations with key customers, suppliers and other Persons with whom the Company or its Subsidiaries have significant business relationships, in each case, consistent with past practice (provided, however, that no action by the Company or any of its Subsidiaries, as applicable, with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action would constitute a breach of such other provision of Section 5.1(b)).
(b)Without limiting the generality of the foregoing, and except as (1) required or contemplated by this Agreement, (2) set forth in Section 5.1 of the Company Disclosure Letter, (3) required by applicable Law, Order or to comply with any notice from a Governmental Authority, (4) the Company determines in good faith may be necessary or advisable in accordance with COVID-19 Measures or otherwise taken (or not taken) by the Company or any of its Subsidiaries in reasonable response to COVID-19-related developments or (5) may be consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned) during the Interim Period, the Company shall not, and shall cause each of its Subsidiaries not to, take any of the following actions, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned):
(i)Organizational Documents. Amend any of the Company Organizational Documents (other than immaterial or ministerial changes);

(ii)Capital Stock. (A) Other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, issue, sell, encumber or grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests; provided that the Company may issue or grant shares of Common Stock or other securities as required pursuant to equity awards or obligations under the Company Benefit Plans outstanding on the date of this Agreement in accordance with the terms of the applicable Company Benefit Plan in effect on the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement, (B) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, redeem, purchase or otherwise acquire any of its outstanding shares of Common Stock or any other equity or voting interests of the Company or any of its Subsidiaries, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests of the Company or any of its Subsidiaries (other than pursuant to the exercise, vesting or settlement of Company Options or the forfeiture of or withholding of taxes with respect to Company Equity Awards), (C) in the case of the Company, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests other than with respect to (x) dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its direct or indirect parent or (y) any regular quarterly cash dividend made by the Company to holders of shares of Common Stock, in an amount of up to $0.15 per share of Common Stock for any such quarterly dividend; provided, that, the date on which any such quarterly dividend is declared, the record date and the payment date with respect to any quarterly dividend shall, in each case, be no earlier than the one-year anniversary of such dates for the corresponding fiscal quarter of the preceding year and such dividend shall be fully paid by the Company prior to the Effective Time; provided, further, that, notwithstanding anything to the contrary in this Agreement, in the event any such quarterly dividend has been declared by the Company after the date of this Agreement and the record date for such quarterly dividend has occurred prior to the Closing, then each of the parties hereto agrees that the Company shall be permitted to take such action as may be reasonably required or necessary to fully pay such quarterly dividend prior to the Effective Time, (D) split, combine, subdivide or reclassify any shares of its Common Stock or any other equity or voting interests of the Company or any of its Subsidiaries or (E) adopt or implement any stockholder rights plan (or similar plans or arrangements);
(iii)Compensation and Benefits. (A) Increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or consultants, except in the case of an employee with an annual base salary of less than $225,000 for increases in salary, annual bonus targets, hourly wage rates and benefits in the ordinary course of business consistent with past practice (x) of up to 4% in the aggregate in connection with the Company’s regular annual compensation cycle or (y) in conjunction with promotions in the ordinary course of business consistent with past practice to fill a position (excluding positions of Key Employees) identified as open as of the date of this Agreement or that becomes open due to a departure following the date of this Agreement, (B) establish, adopt, enter into, amend, renew or terminate any Company Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a Company Benefit Plan (other than amendments to a Company Benefit Plan associated with the annual open enrollment process in the ordinary course of business or plan renewals on substantially similar terms in the ordinary course of business), (C) grant any severance or termination pay or retention or change-in-control payments to any current or former director, officer, employee or consultant, (D) enter into any collective bargaining agreement or other labor contract with any labor organization, works council, trade union, labor association or other employee representative, (E) take any action to accelerate the vesting, payment or funding of any compensation or benefits to any current or former director, officer, employee or consultant, (F) implement any workforce reductions or furloughs of more than ten (10) employees or that would eliminate an entire job function or employee group, (G) terminate the Chief Executive Officer of the Company, any of his direct reports, or any of his direct reports’ direct reports with a title or position at the level of Senior Vice President or higher (in each case, other than for cause) (each, a “Key Employee”), (H) hire (x) anyone who would constitute a Key Employee or (y) a number of employees such that the aggregate number of employees of the Company and its subsidiaries at any time exceeds 6,900 (excluding any interns) (it being understood, for the avoidance of doubt, that this clause (y) is not intended to permit any hiring of employees outside the ordinary course or on terms inconsistent with past practice) or (I) utilize a number of independent contractors or temporary employees that (x) exceeds 110% of the Company’s and its subsidiaries’ peak utilization number of such individuals over the last twelve (12) months or (y) is outside the ordinary course of business consistent with past practice for the last twelve (12) months except, in each case (I) to the extent required by applicable Law (including Section 409A of the Code), this Agreement or any Company Benefit Plan or other agreement as in effect on the date of this Agreement or (II) as contemplated by Section 5.1 of the Company Disclosure Letter;
(iv)Capital Expenditures. Make or authorize capital expenditures for property, plant and equipment, except (A) consistent in all material respects with the Project Central Operating Model that was previously made available to Parent in the VDR, (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (whether or not covered by insurance), (C) capital expenditures that are required pursuant to an Order that is applicable to the Company or any of its Subsidiaries or (D) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (D) not to exceed $2,500,000 in the aggregate;
(v)Acquisitions. (A) Make any acquisition of (including by merger, consolidation or acquisition of stock or assets or otherwise), except in respect of any merger, consolidation or business combination among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, or make any investment in any material equity interest in any Person or any division, business, property or assets thereof, except in the ordinary course of business (which for the avoidance of doubt and without limitation of the foregoing shall be deemed to include acquisitions of inventory in the ordinary course of business), if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $15,000,000, provided, that the Company shall provide advance written notice to Parent of all such transactions regardless of the aggregate amount of consideration to be paid or transferred in connection with such transactions; (B) form any Subsidiary or (C) enter into any joint venture agreement, partnership, or limited liability company agreement (other than with respect to a partnership or limited liability company that is wholly owned by the Company or any of its wholly owned Subsidiaries);
(vi)Dispositions. Sell, transfer, mortgage, encumber, dispose of or otherwise subject to any Lien (other than a Permitted Lien) or otherwise dispose of any of its material assets or material properties, by merger, consolidation, asset sale or other business combination (including formation of a joint venture), in each case, except (A) in the ordinary course of business, (B) dispositions of obsolete or worthless assets, (C) sales of immaterial assets for a purchase price of not more than $15,000,000 in the aggregate or (D) transfers among the Company and its wholly owned Subsidiaries;
(vii)New Business. Enter into any new line of business outside its existing business as of the date of this Agreement;
(viii)Liquidations. Except as contemplated by this Agreement, adopt or enter into plan of complete or partial liquidation, dissolution, recapitalization or other reorganization (other than with respect to or among wholly owned Subsidiaries of the Company);
(ix)Indebtedness; Guarantees. (A) Incur, prepay or refinance any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), except for (1) intercompany Indebtedness among the Company and its wholly owned Subsidiaries, (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business and solely for the benefit of the Company or a wholly owned Subsidiary thereof, (3) Indebtedness incurred under the Existing Credit Agreement that does not increase at any given time, from time to time, the outstanding balance under the Existing Credit Agreement by more than $5,000,000 and (4) other Indebtedness in an aggregate principal amount not to exceed $2,000,000, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans, capital contributions or advances to any Person other than to the Company or any wholly owned Subsidiary of the Company;
(x)Material Contracts. Enter into, renew, extend, modify, amend, waive any material rights under or terminate (A) any Contract that is or would constitute a Material Contract, other than Contracts with customers or suppliers in the ordinary course of business or upon the expiration of any such Material Contract in accordance with its terms or (B) any Contract or series of Contracts with a customer involving aggregate proceeds in excess of $3,000,000 per annum that, taken as a whole, materially deviates from current Contracts or past practice;
(xi)Accounting. Make any material changes in financial accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries as in effect as of June 30, 2021, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, (C) by any Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or (D) to permit the audit of the Company’s financial statements in compliance with GAAP;
(xii)Taxes. Except in the ordinary course of business, make, change or revoke any material Tax election, change any material Tax accounting period, adopt or change any material method of Tax accounting, settle or compromise any material Tax audit, investigation, claim, proceeding or assessment of the Company or any of its Subsidiaries, surrender any right to claim a Tax refund, offset or other reduction in Tax liability of the Company or any of its Subsidiaries with respect to a material amount of Taxes or file any material amendment to an income or other material Tax Return;
(xiii)Legal Actions. Settle or compromise any pending or threatened Legal Action other than settlements or compromises of any pending or threatened Legal Action (A) in the ordinary course of business or (B) if the amount of any such settlement or compromise does not exceed $10,000,000 individually or $20,000,000 in the aggregate; provided that no settlement or compromise of any pending or threatened Legal Action may involve any injunctive or equitable relief or impose restrictions on the business activities of the Company and its Subsidiaries; provided, that, this Section 5.1(b)(xiii) shall not apply to any Legal Action relating to the matters set forth in Section 2.4 (which shall be subject solely to Section 2.4) or any Transaction Litigation (which shall be subject solely to Section 5.15);
(xiv)Licenses. Sell, assign, license (other than Non-Material Licenses), abandon, transfer or otherwise dispose of any material Intellectual Property to any Person other than the Company or a Subsidiary of the Company, other than the expiration of Owned Intellectual Property at the end of its maximum statutory term or abandonment of registrations or applications for Intellectual Property in the ordinary course of business;
(xv)Permits. Terminate, allow to lapse or expire, suspend, modify or otherwise take any step to limit the effectiveness or validity of, or fail to maintain as valid and in full force and effect, any material Company Permit; or
(xvi)Related Actions. Authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 5.2Access to Information; Confidentiality.
(a)Subject to applicable Law, during the Interim Period, upon reasonable advance notice to the Company, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and its Representatives reasonable access during normal business hours to the officers, employees, properties, books, Contracts and records of the Company and its Subsidiaries (other than any of the foregoing that relate to the consideration, negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement or, subject to the disclosure requirements set forth in Section 5.3, any Takeover Proposal or Intervening Event) and (ii) furnish promptly such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request, in each case, for reasonable business purposes related to the consummation of the Merger Transactions; provided, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company or its applicable Subsidiaries and in such a manner as not to interfere unreasonably with the normal business or operations of the Company or any of its Subsidiaries; provided, further, that such access may be limited by the Company to the extent reasonably necessary (A) for the Company or any of its Subsidiaries to comply with any applicable COVID-19 Measures or (B) for such access, in light of COVID-19 or COVID-19 Measures, not to jeopardize the health and safety of any of the Company’s or its Subsidiaries’ respective Representatives or commercial partners (provided, that, in the case of clauses (A) and (B), the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). Nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent if such disclosure would, in the Company’s reasonable discretion (x) jeopardize any attorney-client or other legal privilege (so long as the Company and its Subsidiaries have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (y) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or any of its Subsidiaries is a party) (so long as the Company has used reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such applicable Law, agreement or duty); provided, further, that information shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent that the Company determines doing so may be reasonably required for the purpose of complying with applicable Antitrust and Foreign Investment Laws.
(b)No information or knowledge obtained by Parent or Merger Sub pursuant to this Section 5.2 or Section 5.3 or otherwise shall affect or be deemed to affect or modify any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the parties to consummate the Transactions in accordance with the terms and provisions hereof or otherwise prejudice in any way the rights and remedies of Parent or Merger Sub hereunder, nor shall any such information, knowledge or investigation be deemed to affect or modify Parent’s or Merger Sub’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement.
(c)Information disclosed under this Section 5.2 and otherwise pursuant to this Agreement shall be governed under the letter agreement regarding confidentiality, dated January 25, 2022, between Brookfield Capital Partners LLC and the Company (the “Confidentiality Agreement”).
Section 5.3No Solicitation.
(a)Except as permitted by this Section 5.3, the Company shall, and shall cause each of its Subsidiaries and its and their officers and its and their officers’ direct reports and its and their directors to, and shall instruct and use its reasonable best efforts to cause its other Representatives to (i) immediately cease any solicitation, discussions or negotiations with any Persons with respect to a Takeover Proposal that existed on or prior to the date of this Agreement, (ii) during the Interim Period, not, directly or indirectly (A) solicit, knowingly encourage or knowingly facilitate the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (B) other than informing third parties of the existence of the provisions contained in this Section 5.3, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (C) approve, adopt, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar Contract providing for a Takeover Proposal or with respect to any proposal or offer that would reasonably be expected to lead to, a Takeover Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3(b)) (any such letter of intent, memorandum of understanding, agreement or Contract, an “Alternative Acquisition Agreement”) or (D) take any action to exempt any Person (other than Parent and its Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or the Company Organizational Documents; (iii) subject to the directors’ fiduciary duties under applicable Law, waive or release any preexisting explicit or implicit standstill provisions or similar agreements and “anti-clubbing” or similar requirements contained in any other Contract, or (iv) resolve or agree to do any of the foregoing.  The Company shall promptly (and in any event within five (5) Business Days hereof) request each Person that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of a proposed Takeover Proposal within the fifteen (15) month period immediately preceding the date of this Agreement to, in accordance with the terms of such agreement, return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries.
(b)Notwithstanding anything contained in Section 5.3(a) or any other provision of this Agreement to the contrary, if, at any time prior to the Offer Acceptance Time, the Company or any of its Representatives receives a bona fide written Takeover Proposal, which Takeover Proposal did not result from any breach of this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal solely to clarify the terms and conditions thereof or to request that any Takeover Proposal made orally be made in writing and (ii) if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and that the failure to take such action described in clauses (x) and (y) below would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company, the Company Board and any of their respective Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives or potential sources of financing and their Representatives; provided that the Company shall promptly (and in any event within twenty-four (24) hours) provide to Parent any such non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access to the extent it was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons and its or their Representatives and potential sources of financing and their Representatives regarding such Takeover Proposal; provided, in the case of clauses (x) and (y), that at or prior to the first time that the Company furnishes any such information to or participates in any discussions or negotiations with any Person on or after the date of this Agreement, the Company shall provide written notice to Parent of such determination in good faith of the Company Board as provided for above.
(c)During the Interim Period, the Company shall (i) promptly (and in any event within thirty-six (36) hours after knowledge of receipt by an officer or director of the Company) notify Parent if any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, a Takeover Proposal are received by the Company or any of its Representatives, (ii) provide to Parent the identity of the Person or group of Persons making such inquiries, proposals or offers and a copy of any Takeover Proposal (including any proposed term sheet, letter of intent, acquisition agreement or other agreement or other supporting materials with respect thereto, and any amendments thereto)and a summary of any material unwritten terms and conditions of any Takeover Proposal (and any amendments thereto) and (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Takeover Proposal (and any amendments thereto) on a reasonably prompt basis (and in any event within thirty-six (36) hours after knowledge by an officer or director of the Company of such material development, discussion or negotiation).
(d)Except as otherwise provided in this Agreement, neither the Company Board nor any committee thereof shall (i) (A) withdraw or withhold (or modify, amend or qualify in a manner adverse to Parent), or publicly propose to withdraw or withhold (or modify, amend or qualify in a manner adverse to Parent), the Company Board Recommendation, (B) recommend the approval or adoption of, declare advisable, or approve or adopt, or publicly propose to recommend, declare advisable, approve or adopt, any Takeover Proposal, (C) fail to include the Company Board Recommendation in the Schedule 14D-9, (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Takeover Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after commencement of such Takeover Proposal (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the Offer Acceptance Time) or (E) after public announcement of a Takeover Proposal (other than a Takeover Proposal subject to Regulation 14D under the Exchange Act), fail to publicly affirm the Company Board

Recommendation within five (5) Business Days after a written request by Parent to do so (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the Offer Acceptance Time) (it being understood that the Company will have no obligation to make such reaffirmation on more than one occasion with respect to any such Takeover Proposal (it being understood that the Company will also, if so requested by Parent, make one reaffirmation (but no more than one reaffirmation) on each amendment of each such Takeover Proposal)) (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve, recommend, or enter into any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3(b)).
(e)Notwithstanding anything in this Agreement to the contrary, at any time prior to the Offer Acceptance Time, and subject to compliance with the other provisions of this Section 5.3, in response to a bona fide written Takeover Proposal received by the Company Board after the date of this Agreement that did not result from a breach of this Section 5.3, that has not been withdrawn and that the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, the Company Board may (x) make an Adverse Recommendation Change or (y) provided that the Company and its Subsidiaries are not in breach of this Section 5.3 in any material respect, terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 7.4(a), or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met:
(i)the Company shall have (A) provided to Parent four (4) days’ prior written notice, which shall (1) state that it has received a Superior Proposal, (2) attach the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the Person or group making the Superior Proposal) or a copy of the Alternative Acquisition Agreement and any other material documents related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms (including the form, amount and timing of payment of consideration) or any other material term or condition of such Superior Proposal shall require a new notice and a new two (2) day period) and (3) state that, subject to clause (ii) below, the Company Board has determined to effect an Adverse Recommendation Change or to terminate this Agreement in accordance with Section 7.4(a) in order to enter into the Alternative Acquisition Agreement, as applicable, and (B) prior to making such an Adverse Recommendation Change or determining to terminate this Agreement in accordance with Section 7.4(a), as applicable, made itself or its Representatives available during such notice period to discuss potential amendments to this Agreement proposed by Parent that could result in the Alternative Acquisition Agreement ceasing to constitute a Superior Proposal; and
(ii)the Company Board shall have determined in good faith after consultation with its financial advisors and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms timely proposed by Parent, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Adverse Recommendation Change or to so terminate this Agreement in accordance with Section 7.4(a), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(f)Notwithstanding anything in this Agreement to the contrary, at any time prior to the Offer Acceptance Time, upon the occurrence of any Intervening Event, the Company Board may make an Adverse Recommendation Change, or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:
(i)the Company shall have (A) provided to Parent four (4) days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the basis on which the Company Board intends to effect an Adverse Recommendation Change (it being understood and agreed that any material change to the facts or circumstances of such Intervening Event shall require a new notice and a new two (2) day period) and (2) state that, subject to clause (ii) below, the Company Board has determined to effect an Adverse Recommendation Change and (B) prior to making such an Adverse Recommendation Change, made itself or its Representatives available during such notice period to discuss potential amendments to this Agreement proposed by Parent that could result in the Intervening Event no longer reasonably being expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and
(ii)the Company Board shall have determined, in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event and taking into account any revised terms proposed by Parent, the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
(g)Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing to the stockholders of the Company any position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or a factually accurate public statement by the Company that describes a Takeover Proposal and the operation of this Agreement with respect thereto (it being agreed that any such communication or statement shall not be deemed to be an Adverse Recommendation Change or give rise to a Parent termination right pursuant to Section 7.3(b)) or (iii) making any disclosure to the stockholders of the Company that is required by applicable Law; provided that the Company Board shall not effect an Adverse Recommendation Change except in accordance with Section 5.3(e) or (f).
(h)The Company agrees that in the event (i) any of its officers or its officers’ direct reports or its directors or (ii) any investment banker or financial advisor retained by, and acting on behalf of the Company, takes any action that, if taken by the Company, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.
Section 5.4Employees; Benefit Plans.
(a)For a period of not less than one (1) year following the Effective Time (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, provide to each individual who, immediately prior to the

Effective Time is an employee of the Company or any of its Subsidiaries (each, an “Employee”) (i) a salary or hourly wage rate that is not less than that provided to such Employee immediately prior to the Effective Time, (ii) target incentive pay opportunities, including bonus and commission opportunities, but not including equity and equity-based awards, that are no less favorable than those provided to such Employee immediately prior to the Effective Time and (iii) other compensation and employee benefits (excluding equity and equity-based awards which will remain discretionary) that are no less favorable in the aggregate, determined on an individual basis, than those provided to such Employee under the compensation and benefit plans, programs, policies, agreements and arrangements of the Company and its Subsidiaries in effect immediately prior to the Effective Time. This Section 5.4(a) shall not apply to Employees whose terms and conditions of employment are governed by a collective bargaining agreement or other labor contract, in which case the terms of the applicable collective bargaining agreement or other labor contract shall apply.
(b)The pool for the Company’s short-term incentive plan for the fiscal year ending June 30, 2022 (the “FY 2022 STIP”) shall be funded based on the greater of target and actual performance for such fiscal year, and FY 2022 STIP payments for such fiscal year shall be determined in the Company’s ordinary course of business consistent with past practice for each participant in the FY 2022 STIP as of the last day of such fiscal year and paid by the Company (or, following the Effective Time, by Parent or the Surviving Corporation) on or before September 15, 2022.
(c)Parent shall, or shall cause the Surviving Corporation and each of their respective Affiliates to, honor all Company Benefit Plans (including all severance, change of control and similar plans and agreements, including the arrangements set forth on Section 5.4(c) of the Company Disclosure Letter) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Company Benefit Plans and except as provided herein. Notwithstanding the foregoing, for the duration of the Continuation Period or, if applicable to the Employee, the remaining term of any individual employment, severance or separation agreement in effect immediately prior to the Effective Time (if longer), Parent shall, or shall cause the Surviving Corporation or their respective Affiliates to, provide each Employee who suffers a termination of employment under circumstances that would have given the Employee a right to severance payments and benefits under the applicable severance policy or severance plan (including the CDK Global, Inc. Third Amended and Restated Change in Control Severance Plan for Corporate Officers and the CDK Global, Inc. Amended and Restated Corporate Officer Severance Plan) of the Company or any of the Company’s Subsidiaries, or any individual employment, severance or separation agreement or other arrangement in effect immediately prior to the date of this Agreement (each, a “Company Severance Plan”) with severance payments and benefits no less favorable than those that would have been provided to such Employee under any Company Severance Plan, subject to the Employee’s timely satisfaction of a release of claims requirement.
(d)For all purposes under all employee benefit plans of Parent, the Surviving Corporation and their respective Affiliates providing benefits to any Employee after the Effective Time (the “New Plans”), each Employee shall receive full credit for such

Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Subsidiaries have given credit for prior service), to the same extent that such Employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable Company Benefit Plan (except to the extent that such credit would result in a duplication of accrual of benefits). In addition, where applicable, and without limiting the generality of the foregoing: (i) at the Effective Time, each Employee shall be immediately eligible to participate, without any waiting time, in each New Plan to the extent that such waiting time was satisfied under a similar or comparable Company Benefit Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); (ii) Parent shall cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan to be waived or satisfied for such Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time; and (iii) Parent shall cause all eligible expenses incurred by each Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date on which such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(e)In the case of any Employee for whom the Company or its Subsidiaries tracks vacation accrual (which shall not include any Employee who is eligible for “unlimited” vacation or similar paid time off except as required by applicable Law), with respect to any earned but unused vacation or other paid time off to which such Employee is entitled pursuant to the vacation or other paid time off policy or individual agreement or other arrangement applicable to such Employee immediately prior to the Effective Time (the “Vacation/PTO Policy”), Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, (i) allow such Employee to use such earned vacation or other paid time off in accordance with the Vacation/PTO Policy and (ii) if any Employee’s employment terminates during the Continuation Period under circumstances entitling the Employee to severance pay under the Company Severance Plan, pay the Employee, in cash, an amount equal to the value of the earned vacation or other paid time off.
(f)Nothing in this Section 5.4, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.4. No provision of this Section 5.4 is intended to modify, amend or create any employee benefit plan of the Company, Parent, Surviving Corporation or any of their respective Affiliates.
Section 5.5Directors’ and Officers’ Indemnification and Insurance.
(a)From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case to the fullest extent permitted under applicable Law and the Company Organizational Documents, (i) indemnify, defend and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee or agent of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to Damages (including amounts paid in settlement or compromise) and Expenses (including those of legal counsel) in connection with any Legal Action (including as may be criminal, civil, administrative or investigative), whenever asserted, based on, pertaining to or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director (including in any capacity as a member of any board committee), officer, employee or agent of the Company or any of its Subsidiaries or was acting in such capacity, or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or taken at the request of the Company or any of its Subsidiaries (including in connection with serving at the request of the Company or any of its Subsidiaries as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Legal Action (including as may be criminal, civil, administrative or investigative) relating, in whole or in part, to the Transactions as well as any actions taken by the Company or any of its Subsidiaries or Parent, Merger Sub or any of their respective Subsidiaries with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered any of the Surviving Corporation or any of its Subsidiaries insolvent) or relating to the enforcement of this provision or any other indemnification or expense advancement right of any Indemnitee), (ii) promptly pay to each Indemnitee any Expenses (including those of legal counsel) as incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of any such Claim (and without requiring a preliminary determination of entitlement to indemnification, advancement of expenses or exculpation); provided, that, if required by the DGCL, the Surviving Corporation’s organizational documents or any applicable indemnification agreement, such Indemnitee shall provide a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that such Indemnitee is not permitted to be indemnified under applicable Law and (iii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Organizational Documents as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnitee, each of which shall survive the Merger and shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing any such rights applicable to any of the officers or directors of the Company shall be mandatory rather than permissive, if applicable), and Parent shall and shall cause the Surviving Corporation and its Subsidiaries to perform such obligations thereunder. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Organizational Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely in any respect affect the rights thereunder of the Indemnitees.

(b)In the event of any Legal Action (including as may be administrative or investigative) related to the acts or omissions covered under this Section 5.5 (each, a “Claim”) (i) Parent and the Surviving Corporation shall cooperate with the Indemnitee and its insurer in the defense of any such Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith and (ii) the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment or otherwise seek termination with respect thereto in any Claim pending or threatened in writing to which any Indemnitee is a party, unless such settlement, compromise, consent or termination includes an effective and enforceable unconditional release of such Indemnitee from all Liability arising out of such Claim or the Indemnitee otherwise consents thereto in writing.
(c)Prior to the Closing, the Company shall use its reasonable best efforts to purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently (and any additional Persons who prior to the Effective Time become) covered by the Company’s officers’ and directors’ liability insurance policy on terms that in all respects, including with respect to coverage, conditions, retentions, deductibles and amounts, are no less favorable for the Company and the Indemnitees covered by such existing policies than those of such policy in effect on the date of this Agreement for the six (6) year period following the Closing (and until such later date as of which any Claim commenced during such six (6) year period shall have been finally disposed of) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance and at a price not to exceed three hundred percent (300%) of the amount per annum the Company paid in its last full fiscal year prior to the date of this Agreement (the “Premium Cap”). If the Company or Parent obtains prepaid “tail” or “runoff” policies prior to the Effective Time in accordance with this Section 5.5(c), the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, without any modifications, for their full term, and continue to honor the obligations thereunder. If the Company fails to purchase such “tail” or “runoff” policy prior to Closing, then either (i) Parent may purchase such “tail” or “runoff” policy on behalf of the Company or the Surviving Corporation or (ii) the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain an officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms that in all respects, including with respect to coverage, conditions, retentions, deductibles and amounts, are no less favorable for the Company and the Indemnitees covered by such existing policies than those of such policy in effect as of the date of this Agreement for a period of six (6) years after the Effective Time (and until such later date as of which any Claim commenced during such six (6) year period shall have been finally disposed of) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance; provided, further, that in satisfying its obligation under this Section 5.5(c)(ii), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of three hundred percent (300%) of the Premium Cap and if such premiums for such insurance would at any time exceed three hundred percent (300%) of the Premium Cap, then Parent or the Surviving Corporation shall cause to be maintained policies of insurance that, in Parent or the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to three hundred percent (300%) of the Premium Cap.
(d)The covenants contained in this Section 5.5 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnitees and their respective successors, heirs and legal representatives and shall not be deemed exclusive of, or in substitution for, any other rights to which an Indemnitee is entitled, whether pursuant to Law, Contract or otherwise. Parent hereby agrees that the Surviving Corporation is the indemnitor of first resort (i.e., its obligations to the Indemnitees are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnitee are secondary). The obligations of Parent and the Surviving Corporation under this Section 5.5 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.5 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnitee shall have previously and expressly consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.5 applies shall be third party beneficiaries of this Section 5.5). The provisions of this Section 5.5 shall survive the Offer Closing and the Closing and are intended to be for the benefit of, and enforceable by, each Indemnitee and his or her successors, heirs or legal representatives. The Surviving Corporation shall pay all reasonable expenses, including reasonable documented attorneys’ fees, that may be incurred by any Indemnitee and his or her successors, heirs and legal representatives in enforcing its indemnity and other rights under this Section 5.5.
(e)In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Corporation shall take all necessary action so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.5.
(f)Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.5 is not prior to or in substitution for any such claims under such policies.
(g)Parent’s and the Surviving Corporation’s obligations under this Section 5.5 shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that if any Claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.5 shall continue in effect until the full and final resolution of such Claim.
Section 5.6Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that, as promptly as practicable and in any event prior to the Termination

Date, the Offer Conditions and the conditions set forth in Article VI are satisfied and to consummate the Transactions as promptly as practicable, including by preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents. The terms of this Section 5.6 shall not limit the rights of the Company set forth in Section 5.3.
Section 5.7Consents; Filings; Further Action.
(a)Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall use its reasonable best efforts to promptly (i) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders or other confirmations from any Governmental Authority or other Person necessary, proper or advisable to consummate the Transactions, (ii) execute and deliver any additional instruments necessary to consummate the Transactions and (iii) defend or contest in good faith any Legal Action brought by a third party that could otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions, in the case of each of clauses (i) through (iii), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust and Foreign Investment Laws, which are dealt with in Section 5.7(c) and Section 5.7(d); provided, however, that in no event shall any party hereto or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration or otherwise make any accommodation, commitment or incur any Liability or obligation to any third-party to obtain any consent or approval required for the consummation of the Transactions under any Contract.
(b)In furtherance and not in limitation of the foregoing, the parties to this Agreement shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.
(c)Each of the parties hereto agrees: (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and a filing pursuant to the Competition Act with respect to the Transactions within ten (10) Business Days after the date of this Agreement (and all filings or notifications with respect to any other Antitrust and Foreign Investment Laws as promptly as practicable); (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other applicable Antitrust and Foreign Investment Law; and (iii) to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all clearances and consents under the HSR Act and any other such Antitrust and Foreign Investment Laws that may be required by any Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions as soon as reasonably practicable and in any event prior to the Termination Date. Parent shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the prior written consent of the Company, which shall not be unreasonably withheld or delayed. Without limiting the foregoing, Parent shall promptly take all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act and resolve any objections asserted with respect to the Transactions under the Clayton Act, the Competition Act or any other applicable Law (including any other Antitrust and Foreign Investment Law) raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted or terminated, any Law or Order that would prevent, prohibit, restrict or delay the consummation of the Transactions and to cause the Closing to occur as soon as reasonably practicable and in any event prior to the Termination Date, including (x) (A) selling, licensing, divesting or disposing of or holding separate any entities, assets or businesses of Parent or its Subsidiaries or Affiliates (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries), (B) terminating, amending or assigning existing relationships or contractual rights or obligations of Parent or its Subsidiaries or Affiliates (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries), (C) changing or modifying any course of conduct regarding future operations of Parent or its Subsidiaries or Affiliates (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries), (D) otherwise taking actions that would limit the respective freedom of action of Parent or its Subsidiaries or Affiliates (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries with respect to, or their ability to retain, one or more of their respective businesses, assets or rights or interests therein, (E) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person and (F) committing to take any such actions in the foregoing clauses (A) through (E) (each, a “Regulatory Condition”); provided, however, that notwithstanding anything to the contrary herein, in no event shall Parent or its Subsidiaries or Affiliates (other than the Surviving Corporation and its Subsidiaries) be required to take, or agree to take (and under no circumstances shall the Company or its Subsidiaries or Affiliates take or agree to take, without the express written consent of Parent), any actions, including any Regulatory Condition, that relate to or bind any of Parent’s or its Subsidiaries’ or Affiliates’ businesses, assets, product lines, or other interests other than, in each case, the businesses, assets, product lines or other interests of the Surviving Corporation or any of its Subsidiaries. Subject to the obligations set forth in Section 5.7(d), Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions. The parties to this Agreement and any of their respective Affiliates shall not take any action with the intention to prevent or materially impede, interfere with, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), the Competition Act or any other approval, consent or notice required under any other applicable Antitrust and Foreign Investment Law as necessary to cause the Closing to occur as soon as reasonably practicable and in any event prior to the Termination Date. Nothing in this Agreement shall require Parent, the Company, or any of their respective Subsidiaries or Affiliates to take or agree to take, or cause to be taken, any action with respect to its assets, business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.

(d)Parent shall devise and implement the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 5.7, provided, however, that Parent shall consult with and consider in good faith the views of the Company or its outside legal counsel. In furtherance of the foregoing, each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation, litigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions and (iv) unless prohibited by the applicable Governmental Authority or other Person, give the other parties hereto the opportunity to attend and participate in all meetings and conferences with such Governmental Authority or other Person. Any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 5.7 as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.7 so as to preserve any applicable privilege.
(e)Except as expressly contemplated or permitted by this Agreement, Parent shall not take, and shall cause its Subsidiaries not to take, any action, or refrain from taking any action, the effect of which would be to prevent or materially impede, interfere with, hinder or delay the ability of the parties hereto to consummate the Transactions. Without limiting the generality of the foregoing, Parent shall not, and shall cause its Subsidaries not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could reasonably be expected to (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Transactions or (iii) delay the consummation of the Transactions.

Section 5.8Public Announcements. Subject to the provisions of Section 5.3, unless and until an Adverse Recommendation Change has occurred, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release and shall use reasonable best efforts to consult with each other before making any other public statements, in each case, with respect to this Agreement or the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Order, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in, and made in compliance with, Section 5.3. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”). Notwithstanding the forgoing, this Section 5.8 shall not apply to any press release or other public statement, any internal announcements to employees or any disclosures in Company SEC Reports made by the Company or Parent that (a) is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company that has not been previously announced or made public in accordance with the terms of this Agreement, (b) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the Transactions or (c) is made in connection with any Adverse Recommendation Change, Takeover Proposal or Intervening Event.
Section 5.9Fees and Expenses. Except as explicitly provided otherwise in this Agreement, whether or not the Transactions are consummated, all fees, costs and expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Transactions and the Related Documents (“Expenses”) shall be paid by the party incurring those Expenses.
Section 5.10Financing.
(a)Each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange, obtain and consummate the Financing on the terms and subject only to the conditions (including the market “flex” provisions) not materially less favorable than those set forth in the Financing Letters as promptly as practicable after the date of this Agreement, including using (and causing its Affiliates to use) reasonable best efforts to (i) subject to this clause (a) and clause (b) below, maintain in full force and effect and comply with the Financing Letters, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing (such agreements, the “Definitive Financing Agreements”) on the terms and subject only to the conditions (including the market “flex” provisions) set forth in the Debt Commitment Letter (or on other terms that, with respect to conditionality, are not less favorable, to Parent or Merger Sub than the terms and conditions (including market “flex” provisions) set forth in the Debt Commitment Letter), in each case, which terms shall not in any material respect expand on the conditions to the funding of the Financing at the Offer Closing and the Closing or reduce the Required Amount of the Financing available to be funded at the Offer Closing and the Closing (other than as contemplated by the Debt Financing Commitments), which Definitive Financing Agreements shall be in effect no later than the Offer Closing, (iii) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to, and in the control of, Parent and Merger Sub in the Financing Letters and the Definitive Financing Agreements related thereto (including by consummating the Equity Financing at or prior to the Offer Closing on the terms and subject to the conditions set forth in the Equity Commitment Letter) or, if reasonably necessary or deemed advisable by Parent, seek the waiver of conditions applicable to Parent and Merger Sub contained in such Financing Letters or such Definitive Financing Agreements related thereto, (iv) assuming that all conditions contained in any Financing Letter have been (or would substantially simultaneously be) satisfied, consummate the Financing at or prior to the Offer Closing and cause the lenders and the other Persons committing to fund the Financing to fund the Financing at or prior to the Offer Closing and (v) otherwise comply with Parent’s and Merger Sub’s covenants and other obligations under the Financing Letters and the Definitive Financing Agreements relating to the Financing in all material respects. Parent, Merger Sub and the Guarantor shall not, without the prior written consent of the Company, agree to or permit any termination of or amendment, supplement, replacement or modification to be made to, or grant any waiver of any provision under, the Financing Letters or the Definitive Financing Agreements relating to the Financing if such termination, amendment, supplement, replacement, modification or waiver would (A) reduce the aggregate amount of any portion of the Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Financing Letters on the date of this Agreement unless the Debt Financing or Equity Financing is increased by a corresponding amount) such that the aggregate amount of the Financing would reasonably be expected to be below the amount required to pay the Required Amount (when taken together with the Equity Financing), (B) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions precedent to the Financing, in each case in a manner that would or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the funding of the Financing (or satisfaction of the conditions to the Financing) or the consummation of the Transactions, (C) change the timing of the funding of the Financing thereunder, if such change would make such funding materially less likely to occur when required pursuant to the term of this Agreement or (D) materially and adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Financing Letters or the Definitive Financing Agreements with respect to the Financing (clauses (A) through (D), collectively, the “Prohibited Modifications”). For the avoidance of doubt, Parent and Merger Sub shall have the right from time to time to amend, supplement, replace, substitute, terminate or otherwise modify or waive its rights under any Debt Commitment Letter, including without limitation to (1) terminate any Debt Commitment Letter in order to obtain alternative sources of financing in lieu of all or a portion of the Debt Financing or (2) effect any Replacement Commitment Facility (as defined in the Debt Commitment Letter) or add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities, to provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments; provided that no such amendment, supplement, replacement, substitution, termination, modification or waiver would be reasonably likely to effect a Prohibited Modification. Unless entered into for the purposes set forth in the preceding clause (2), Parent shall promptly deliver to the Company copies of any amendment, termination, modification, supplement, consent or waiver to or under any Financing Letter or the Definitive Financing Agreements relating to the Financing promptly upon execution thereof.
(b)Upon request by the Company, Parent shall keep the Company informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company drafts (reasonably in advance of execution) and thereafter complete, correct and executed copies of the material Definitive Financing Agreements for the Financing. Parent and Merger Sub shall give the Company prompt notice of (i) any material breach or default, or any termination, cancellation or repudiation by any party to any of the Financing Letters or definitive documents related to the Financing (including the Definitive Financing Agreements) of which Parent or Merger Sub becomes aware, (ii) the receipt by Parent or Merger Sub of any written notice or other written communication from any Financing source with respect to any (A) material breach or default, or any termination, cancellation or repudiation by any party to any of the Financing Letters or any definitive document related to the Financing (including the Definitive Financing Agreements) of any provisions of the Financing Letters or any definitive document related to the Financing (including the Definitive Financing Agreements) or (B) material dispute or disagreement between Parent and any Financing source or among any parties to any of the Financing Letters or any definitive document related to the Financing (including the Definitive Financing Agreements), in each case regarding the Financing, and (iii) the occurrence of an event or development that would or would reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing necessary to fund the Required Amount on the terms and in the manner contemplated by the Financing Letters; provided that no such notification shall affect any of the representations, warranties, covenants, rights or remedies of, or the conditions to the obligation of, the parties hereunder. As soon as reasonably practicable, but in any event within two (2) Business Days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence. If any portion of the Debt Financing necessary to fund the Required Amount becomes unavailable on the terms and conditions (including any applicable market “flex” provisions) contemplated by the Debt Commitment Letter, (x) Parent shall promptly notify the Company in writing and (y) Parent and Merger Sub shall (other than as a result of the Company’s material breach of any provision of this Agreement or failure to satisfy the conditions set forth in clause (c) below) use their reasonable best efforts to arrange and obtain, as promptly as practicable, in replacement thereof alternative financing (the “Alternative Financing”) from alternative sources in an amount sufficient to fund the Required Amount with terms and conditions (including market “flex” provisions) not materially less favorable to Parent and Merger Sub (or their respective Affiliates) than the terms and conditions set forth in the Debt Commitment Letter and Parent shall deliver to the Company true and complete copies of the alternative debt commitment letters (including fee letters that may be delivered in redacted form removing only the fee information, all “market flex” information, all “securities demand” terms, and other economic terms in a customary manner) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing; provided, that, any such alternative debt commitment letter will not (i) involve any conditions to funding of the Debt Financing that are not contained in the Debt Commitment Letter or (ii) reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions. Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or its Affiliates be required to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (including the market “flex” provisions) or agree to any material term (including any market “flex” term) less favorable to Parent than such term contained in the Debt Commitment Letter as in effect on the date of this Agreement (including the market “flex” provisions). For purposes of this Agreement, other than with respect to representations in this Agreement made by Parent and Merger Sub that speak as of the date of this Agreement, references to (x) the “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified, supplemented, substituted or replaced by this Section 5.10, (y) references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented or replaced by this Section 5.10 and (z) references to “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented, substituted or replaced by this Section 5.10.
(c)Prior to the earlier of the Closing Date or termination of this Agreement in accordance with Article VII, the Company shall use its reasonable best efforts to provide, and to cause its Subsidiaries to use reasonable best efforts to provide, to Parent and Merger Sub, in each case at Parent’s sole cost and expense, such reasonable cooperation as may be reasonably requested by Parent that is necessary or reasonably advisable in connection with the arrangement of the Debt Financing, including using its reasonable best efforts to:
(i)cause the applicable independent auditors to provide reasonable and customary assistance and cooperation in connection with the Debt Financing, including, (A) rendering customary “comfort letters” under AU Section 634 (or other applicable standard) for a public offering or a Rule 144A private placement of debt securities with respect to financial information contained in the offering materials relating to the Debt Financing, including providing customary representations to such auditors and furnishing drafts of such comfort letters (which shall provide “negative assurance” comfort) which such auditors are prepared to issue upon completion of customary procedures and (B) providing consents for use of their reports in any filings required to be made by Parent pursuant to the Securities Act or the Exchange Act, where such financial information is included;
(ii)inform Parent if the Company or its Subsidiaries shall have actual knowledge of any facts that would be reasonably likely to require the restatement of any financial statements comprising a portion of the Required Information in order for such financial statements to comply with GAAP or to otherwise satisfy the requirements of Section 5.10(e);
(iii)upon reasonable advance notice, participate in a reasonable number of investor and lender meetings (including a reasonable and limited number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing), drafting sessions, due diligence sessions (including accounting due diligence sessions), presentations and sessions with rating agencies in connection with the Debt Financing at reasonable times to be mutually agreed and provided that any such meetings or presentations and sessions shall be limited to teleconference or virtual meeting platforms;
(iv)promptly, and upon reasonable advance notice, assist Parent in obtaining any corporate or facility ratings from any ratings agencies contemplated by the Debt Financing and with the preparation by Parent and the Lender Related Parties of materials for (A) rating agency presentations, offering documents and private placement memoranda and (B) customary bank information memoranda (including a bank information memorandum that does not include material non-public information and the delivery of customary authorization letters with respect to the bank information memoranda executed by a senior officer of the Company authorizing the distribution of information to prospective lenders or investors and containing (1) a representation to the Lender Related Parties that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities and (2) a “10b-5” representation by the Company consistent with the Debt Commitment Letter), offering documents (including an offering memorandum for high yield debt securities), and similar documents required in connection with the Debt Financing; provided that any such ratings agency presentations, customary bank information memoranda, offering documents, and similar customary documents that include disclosure and financial statements with respect to the Company and/or its Subsidiaries shall only reflect the Surviving Corporation and/or its Subsidiaries as the obligor(s) and no such ratings agency presentations, bank information memoranda or similar marketing documents shall be issued by the Company or any of its Subsidiaries;

(v)(x) execute and deliver as of (but not effective prior to) the Closing any credit agreements, indentures, pledge and security documents, other definitive financing documents or other certificates or documents as may be reasonably requested by Parent and (y) otherwise reasonably facilitate the obtaining of guarantees and the pledging of collateral, including executing and delivering any customary guarantee, pledge and security documents and other documents to facilitate any guarantee, obtaining and perfection of security interests in collateral from and after the Closing (including delivery to the Lender Related Parties at the Closing of all certificates representing outstanding equity interests of the Company and each of its Subsidiaries); provided that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective directors, officers or employees involved prior to the Closing Date; and
(vi)at least five (5) Business Days prior to the Closing, provide all documentation and other information about the Company and its Subsidiaries as is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, that are required by the Conditions Exhibit in the Debt Commitment Letter, in each case solely to the extent requested in writing by Parent at least ten (10) Business Days in advance of the Closing.
(d)Prior to or at, and conditioned upon, the occurrence of the Closing, the Company shall deliver all notices and take all other actions reasonably required to facilitate the termination of commitments under the Existing Credit Agreement, the repayment in full of all obligations then outstanding thereunder and the release of all Liens in connection therewith on the Closing Date, and deliver to Parent on or prior to the third (3rd) Business Day prior to the Closing a customary payoff letter in respect of the Existing Credit Agreement, which payoff letter shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to the Existing Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”) and (y)  state that all obligations (including guarantees) in respect thereof (other than those contingent indemnification obligations that customarily remain following termination of a credit agreement) and Liens in connection therewith on the assets of the Company or any of its Subsidiaries shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date, automatically released or terminated.
(e)The Company shall furnish to Parent and Lender Related Parties with each item of the Required Information promptly on or after the date of this Agreement (and in any event (i) no later by the time at which such item of Required Information becomes a condition precedent to the availability of the Debt Financing at the Closing, (ii) in the case of the Required Information relating to the fiscal period ended on or about March 31, 2022, by no later than May 10, 2022 and (iii) in the case of the Required Information relating to the fiscal year ending on or about June 30, 2022, no later than August 12, 2022) and update such Required Information from time to time so that such Required Information (i) is and remains compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding financial statements or information required by Rules 3-09,

3-10 or 3-16 of Regulation S-X (or any successor provisions thereof) or information required by Item 402 and Item 601 of Regulation S-K, XBRL exhibits and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-08732A and 34-54302A), (ii) contains financial information from and after the date of delivery that would not be required to be updated under Rule 3-12 of Regulation S-X in order to be current on any day thereafter on or prior to the Closing to permit a registration statement on Form S-1 by a non-reporting issuer using such financial statements to be declared effective by the SEC and (iii) is sufficient to permit the Company and its Subsidiaries’ applicable independent accountants to issue customary comfort letters to the Lender Related Parties (including underwriters, placement agents or initial purchasers), including as to customary negative assurances and change period, upon the pricing and closing of debt securities included in the Debt Financing on or prior to the Closing (subject to the completion by such accountants of customary procedures relating thereto); provided that, notwithstanding anything to the contrary herein, in no event shall the Required Information satisfy the requirements of this Section 5.10(e) if at any time (x) the Company’s auditor has withdrawn, or has advised the Company or its Subsidiaries in writing that they intend to withdraw, its audit opinion with respect to any year-end financial statements in the Required Information, (y) the Company has stated its intent to, or determined that it must, restate any historical financial information included in the Required Information or that any such restatement is under consideration or may be a possibility or (z) such Required Information, taken as a whole, contains any untrue statement of a material fact regarding the Company and/or its Subsidiaries or omits to state any material fact regarding the Company and/or its Subsidiaries necessary to make such Required Information not misleading under the circumstances under which such statements were made; provided further that in no event shall the Required Information be deemed to include or shall the Company otherwise be required to provide: (1) any description of capital structure (including descriptions of indebtedness or equity) of Parent or any of its Affiliates (including the Company and its Subsidiaries on or after the Effective Time), (2) any information customarily provided by a lead arranger in a customary information memorandum for a secured bank financing, including sections customarily drafted by a lead arranger, such as those regarding confidentiality, timelines, syndication process and limitations of liability, (3) any segment reporting financial information, (4) any pro forma financial statements, (5) any information relating to transactions anticipated to occur on or after the Closing Date, (6) any other information of the type that is not customarily included in an offering memorandum for a high yield debt securities offering and (7) any information with respect to any Person other than the Company and its Subsidiaries (the foregoing clauses (1) through (7) is referred herein as “Excluded Information”). In addition, the Company agrees, in the event that Parent’s affiliate, Brookfield Business Partners L.P. (“BBU”) desires to consummate any equity or debt offering after the date hereof and prior to the Closing, to consent to the inclusion of the financial statements of the Company in any offering document related to such offering and to use commercially reasonable efforts to cause the independent auditors of the Company to provide a consent to the inclusion of the financial statements of the Company in any offering document related to such offering. Notwithstanding the foregoing, it is understood and agreed that, if in connection with marketing and arrangement efforts in connection with the Debt Financing Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information which Parent in consultation with the Company reasonably determines to include in a customary offering memorandum for the Debt Financing, then the Company shall promptly file such Current Report on Form 8-K. If at any time the Company shall reasonably believe that it has provided the Required Information that satisfies the requirements of this Section 5.10(e), the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of such delivery of such Required Information as has been identified in such notice (including for purposes of commencing the 15 consecutive Business Day period in the definition of the “Inside Date”), unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information that satisfies the requirements of this Section 5.10(e) and, within three (3) Business Days after the receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with specificity which portion of the Required Information the Company has not delivered or does not satisfy the requirements of this Section 5.10(e)); provided that it is understood that the delivery of such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Financial Information has in fact been delivered, and any such delivery of the Required Information or notice thereof shall not relieve the Company of the requirement to deliver future Required Information and/or the other requirements with respect thereto set forth in the definition of “Inside Date”). If at any time Parent shall in good faith reasonably believe that the Required Information does not satisfy the requirements of this Section 5.10(e), it shall deliver written notice to the Company of that fact within two (2) Business Days, which such notice shall include a description of what Required Information no longer satisfies the requirements of this Section 5.10(e) (provided that failure to deliver such notice shall not prejudice any later assertion that such Required Information was deficient for purposes of Section 5.10(e) and/or the Inside Date).
(f)Notwithstanding anything to the contrary herein, (i) all such requested cooperation provided in accordance with this Section 5.10 shall not unreasonably interfere with the normal business or operations of the Company and its Subsidiaries, (ii) in no event shall the cooperation with the arrangement of the Financing of the Company or any of its Subsidiaries pursuant to this Section 5.10 (A) subject the Company or any of its Subsidiaries (or any of their respective directors, officers, managers or employees) to bear any Expense, pay any commitment or other fee, enter into any definitive agreement, incur any other Liability, make any other payment or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time that is not subject to the expense reimbursement provision set forth in this clause (f), (B) (1) would or would reasonably be expected to conflict with or violate any applicable Law or (2) would or would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any Material Contract to which the Company or its Subsidiaries is a party, (C) cause any of the Offer Conditions or the conditions to the Closing set forth in Article VI to not be satisfied, (D) cause any breach of this Agreement, (E) require providing access to or disclose information that the Company determines could jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, the Company and its Subsidiaries (but the Company shall use reasonable best efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege or confidentiality requirements), (F) require the Company or any of its Subsidiaries to (1) change any fiscal period, (2) deliver or cause the delivery of any legal opinions, (3) deliver or cause the delivery of any reliance letters or any certificate as to solvency or any other certificate in connection to the Debt Financing or any Alternative Financings, in

each case that would be effective prior to the Effective Time, (4) adopt any resolutions, execute any consents or otherwise take an corporate or similar action or deliver any certificate, in connection with the Debt Financing, any Alternative Financings or the incurrence of indebtedness thereby, in each case, that would be effective prior to the Effective Time or (5) pay any commitment or other similar fee, incur or reimburse any costs or expenses that is not subject to the expense reimbursement provision set forth in this clause (F) or (G) require the Company to provide any financial information in a form not customarily prepared by the Company with respect to such period or any financial information with respect to a year, month or fiscal period that has not yet ended or has ended less than forty-five (45) days prior to the date of such request, except of the type and as would customarily be necessary in connection with private placements of debt securities under Rule 144A of the Securities Act or that is expressly referred to in the definition of Required Information (including with reference to the Debt Commitment Letter) and (iii) neither the Company nor any of its Subsidiaries shall be required to be an issuer or obligor with respect to the Debt Financing (except for the Company and its Subsidiaries after the Effective Time). For the avoidance of doubt, none of the Company or any of its Subsidiaries or their respective officers, directors (with respect to any Subsidiary of the Company) or employees shall be required to execute or enter into or perform any agreement with respect to the Financing contemplated by the Financing Letters that is not contingent upon the Closing or that would be effective prior to the Closing (in each case other than authorization letters with respect to the bank information memoranda and representation letters with respect to obtaining customary comfort letters, conditional prepayment and termination notices with respect to the Existing Credit Agreement and redemption and other conditional notices with respect to the Senior Notes consistent with Section 5.16, and any other documents or agreements referenced in Section 5.16) and no directors of the Company that will not be continuing directors, acting in such capacity, shall be required to execute or enter into or perform any agreement with respect to the Financing. Parent (I) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out of pocket Expenses (including (A) attorneys’ fees and (B) Expenses of the Company’s accounting firms engaged to assist in connection with the Debt Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 5.10(f) and (II) shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Damages or reasonable and documented out of pocket Expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, this Section 5.10) and any information used in connection therewith, in each case other than to the extent any of the foregoing was (i) with respect to any written information prepared or provided by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives or Affiliates, (ii) suffered or incurred as a result of the bad faith or willful misconduct of the Company or any of its Subsidiaries or, in each case, their respective Affiliates and Representatives as determined in a final, non-appealable judgment of a court of competent jurisdiction or (iii) with respect to any material misstatement or omission of a material fact in financial information provided hereunder in writing by the foregoing persons. Without limiting the foregoing, the Company and its Subsidiaries shall not be required under the provisions of this

Section 5.10 or otherwise in connection with the Debt Financing (A) to pay any commitment or other fee prior to the Closing that is not advanced, or substantially simultaneously reimbursed, by Parent or (B) to incur any fees, costs or expenses unless such fees, costs or expenses is reimbursed by Parent on the earlier of the Closing and the termination of this Agreement in accordance with Article VII.
(g)The Company hereby consents to the reasonable use of its logos solely in connection with the Debt Financing (including any Alternative Financing); provided that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Affiliates or the Company’s reputation or goodwill and will comply with the Company’s usage requirements to the extent made known to Parent by the Company.
(h)Parent and Merger Sub hereby acknowledge and agree that their obligation to consummate the Transactions are not contingent on or otherwise subject to or conditioned on Parent, Merger Sub or any of their Affiliates obtaining any financing, the availability, grant, provision or extension of any financing to Parent, Merger Sub or any of their Affiliates or the consummation of any financing arrangement by Parent, Merger Sub or any of their Affiliates.
(i)For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.10 and Section 5.16, represent the sole obligation of the Company, its Subsidiaries and Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Financing and no other provision of this Agreement (including the Annexes and Schedules hereto) shall be deemed to expand or modify such obligations.
(j)All confidential, proprietary or material non-public information regarding the Company obtained by Parent or its Representatives pursuant to this Section 5.10 shall be kept confidential in accordance with the terms of the Confidentiality Agreement; provided that Parent and its Representatives shall be permitted to disclose such information to the financing sources, other potential sources of capital, rating agencies and prospective lenders and/or debt securities purchasers during syndication, offering or placement of the Debt Financing or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities or high yield debt securities).
Section 5.11Rule 16b-3. Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.12Parent Vote. Immediately following the execution and delivery of this Agreement, the written consent of Parent, in its capacity as the sole stockholder of Merger

Sub, duly approving this Agreement and the Transactions, including the Offer and the Merger, in each case, in accordance with the DGCL and the organizational documents of Merger Sub, shall have become effective, and Parent shall deliver to the Company evidence of such action by written consent so approving this Agreement and the Transactions, including the Offer and the Merger.
Section 5.13Stock Exchange Delisting. The Company shall cooperate with Parent and shall use its reasonable best efforts prior to the Closing Date to cause the Common Stock to be delisted from the Applicable Exchange and deregistered under the Exchange Act as soon as reasonably practicable following the Effective Time.
Section 5.14Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board (the “Compensation Committee”) to the extent required will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
Section 5.15Transaction Litigation. Prior to the Effective Time or the termination of this Agreement in accordance with Article VII, the Company and Parent shall, as promptly as reasonably practicable after obtaining Knowledge, notify the other of any stockholder demands, litigations, arbitrations or other similar Legal Action (including derivative claims) commencing against it or its respective directors or officers relating to this Agreement, the Merger, the Offer or the other Transactions, including disclosures made under securities laws and regulations related thereto (collectively, the “Transaction Litigation”) and shall keep the other party reasonably informed regarding any Transaction Litigation. The Company and Parent shall cooperate with the other in the defense or settlement of any Transaction Litigation and shall give the other party the opportunity to consult with it regarding the defense or settlement of, and participate in the defense of, such Transaction Litigation and shall give the other party’s advice reasonable and good faith consideration with respect to such Transaction Litigation; provided, that the disclosure of information in connection therewith shall be subject to the provisions of Section 5.2, including with respect to attorney-client privilege or any other applicable legal privilege. Prior to the Effective Time, none of the Company nor its Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).
Section 5.16Treatment of Senior Notes.
(a)Parent and Merger Sub shall, at Parent’s expense, prepare all necessary and appropriate documentation in connection with the repurchase or redemption and satisfaction and discharge of the outstanding Senior Notes pursuant to offers to repurchase all of the Senior Notes upon a change of control in accordance with the applicable Indenture (each, a “Change of Control Offer” and together, the “Change of Control Offers”), a tender offer (a

“Tender Offer”), a consent solicitation (a “Consent Solicitation”) and/or other liability management transaction, including redemptions (a “Liability Management Transaction”), including (i) notices of redemption, notices of offers to purchase and/or consent solicitation statements for or in respect of all of the outstanding Senior Notes and (ii) all other documents as may be reasonably necessary or appropriate to issue as of or prior to the Closing for the redemption, repurchase, satisfaction and discharge or tender of the Senior Notes (collectively, the “Senior Notes Documents”). The parties hereto shall reasonably cooperate with each other in the preparation of any Senior Notes Documents. The Senior Notes Documents shall be subject to the prior review of, and comment by, the Company and its legal counsel, and shall be reasonably acceptable to them.
(b)Provided that Parent shall have provided the Company with the Senior Notes Documents, the Company shall, at Parent’s expense (i) take any actions reasonably necessary or appropriate to be taken by it to issue redemption notices and/or notices of offers to purchase the Senior Notes, the redemption or repurchase of which closes at the Closing Date (contingent upon the occurrence of the Closing), or other documents necessary to commence the Change of Control Offers, Tender Offer, Consent Solicitation and/or Liability Management Transaction, as the case may be, for the Senior Notes the redemption and/or repurchase of which closes at the Closing Date (contingent upon the occurrence of the Closing) and (ii) use reasonable best efforts to cause the applicable Trustee to agree to proceed with the Change of Control Offers, Tender Offer, Consent Solicitation and/or Liability Management Transaction, as the case may be, on notice of at least thirty (30) days, but not more than sixty (60) days, before the applicable repurchase and/or redemption date or such other reasonable time in the case of a Tender Offer, Consent Solicitation or other Liability Management Transaction and, in any event, take any such action as is reasonably necessary to cause the applicable Trustee and/or other applicable agent to send the notices of offers to purchase and/or redemption, consent solicitation statement and/or other documents necessary to commence the Change of Control Offers, Tender Offer, Consent Solicitation and/or other Liability Management Transaction, as the case may be, to the holders of the applicable Senior Notes on or prior to the Closing Date, as applicable; provided, however, that nothing in this Section 5.16(b) or otherwise shall obligate the Company or any of its Subsidiaries to (A) fund or set aside funds for the repurchase, redemption, satisfaction or discharge of the Senior Notes or to take any action that is not at the expense of Parent or (B) take any other action that would, or would reasonably be expected to, conflict with or violate the terms of any Contract to which the Company or any of its Subsidiaries is a party.
(c)As reasonably requested by Parent, (i) subject to the receipt of any requisite consents, the Company shall execute a supplemental indenture governing each series of Senior Notes identified by Parent to the Company in writing in accordance with the applicable Indenture, amending the terms and provisions of each such Indenture as described in the Senior Notes Documents, which supplemental indenture shall become operative no earlier than the Effective Time and (ii) if the requisite consents have not been received, the Company shall assist with the preparation of, and execution and delivery of, an intercreditor agreement and related security documents necessary to secure any applicable outstanding Senior Notes equally and ratably with the Debt Financing or otherwise as required under the applicable Indenture. The Company shall use reasonable best efforts to cause the trustee under each such Indenture to enter into such supplemental indenture, agreement or document prior to or substantially simultaneously with the Closing as reasonably determined by Parent; provided, however, that in no event shall the Company have any obligation to authorize, adopt or execute any amendments or other agreement that would become operative prior to the Effective Time. If requested by Parent, the Company cause its legal counsel to provide all customary legal opinions required in connection with the transactions contemplated by this Section 5.16 to the extent such legal opinion is required to be delivered prior to the Closing Date. Notwithstanding the foregoing, in no event shall the Company or its legal counsel be required to give an opinion as to compliance of a Change of Control Offer, Tender Offer, Consent Solicitation or Liability Management Transaction with an applicable Law or, if applicable, the provisions of the applicable Indenture, if in the reasonable opinion of the Company’s external legal counsel, the Change of Control Offer, Tender Offer, Consent Solicitation or Liability Management Transaction does not comply with such applicable Law or the provisions of the applicable Indenture, as the case may be, or to give an opinion with respect to financing by Parent.
(d)Parent (i) shall promptly, upon request by the Company, reimburse the Company for all Expenses (including (A) reasonable attorneys’ fees and (B) Expenses of the Company’s accounting firms engaged to assist in connection with the actions contemplated by this Section 5.16) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the actions of the Company, its Subsidiaries and their respective Affiliates and Representatives contemplated by this Section 5.16 and (ii) shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Damages or Expenses suffered or incurred by any of them in connection with the actions of the Company, its Subsidiaries and their respective Affiliates and Representatives contemplated by this Section 5.16 and any information used in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred as a result of the willful misconduct of the Company or any of its Subsidiaries or, in each case, their respective Affiliates and Representatives as determined in a final, non-appealable judgment of a court of competent jurisdiction.
ARTICLE VI

CONDITIONS
Section 6.1Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction (or waiver, if permissible under applicable Law) on or before the Closing Date of each of the following conditions:
(a)No Legal Restraints. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or any applicable Law that would (i) make the Merger illegal or (ii) otherwise prevent the consummation thereof.
(b)Consummation of the Offer. Merger Sub shall have irrevocably accepted for payment all shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER
Section 7.1Termination by Mutual Consent. This Agreement may be terminated and the Transactions abandoned at any time before the Offer Acceptance Time by mutual written consent of Parent and the Company.
Section 7.2Termination by Either Parent or the Company. This Agreement may be terminated and the Transactions abandoned at any time before the Offer Acceptance Time by either Parent or the Company:
(a)if the Offer Acceptance Time has not occurred on or before 11:59 p.m., New York City time, on October 7, 2022 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement seeking to terminate if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its covenants, obligations or agreements under this Agreement has been a principal cause of or resulted in the failure of the Offer Acceptance Time to occur on or before the Termination Date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);
(b)any Governmental Authority of competent jurisdiction shall have issued a final, non-appealable Law or Order, in each case permanently restraining, enjoining or otherwise prohibiting the Merger or the consummation of the Offer or making the consummation of the Merger or the consummation of the Offer illegal or otherwise prohibited; provided, that the right to terminate this Agreement pursuant to this Section 7.2(b) shall not be available to any party to this Agreement (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso) seeking to terminate if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its covenants, obligations or agreements under this Agreement has been a principal cause of or resulted in the issuance of any such final, non-appealable Law or Order; or
(c)if the Offer shall have expired pursuant to its terms (including any extensions thereof required or permitted pursuant to Section 1.1(d)) and the terms of this Agreement without Merger Sub having irrevocably accepted for payment the shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer in accordance with this Agreement solely as a result of the failure of the Minimum Condition to be satisfied; provided, that the right to terminate this Agreement under this Section 7.2(c) shall not be available to any party to this Agreement seeking to terminate if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its covenants, obligations or agreements under this Agreement has been a principal cause of or resulted in the non-satisfaction of the Minimum Condition (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso).

Section 7.3Termination by Parent. This Agreement may be terminated and the Transactions abandoned at any time before the Offer Acceptance Time by Parent:
(a)if the Company breaches any of its representations or warranties or fails to perform any of its covenants, obligations or agreements contained in this Agreement, which breach or failure to perform, individually or in the aggregate, (i) would result in the failure of any of the Offer Conditions set forth in paragraph (d), (e) or (f) of Annex I not being satisfied and (ii) by its nature cannot be cured or has not been cured by the Company by the earlier of (A) the Business Day immediately prior to the Termination Date and (B) the date that is twenty (20) Business Days after the Company’s receipt of written notice of such breach from Parent; provided, that neither Parent nor Merger Sub are then in material breach of their respective representations or warranties or then failing to perform in a material respect their respective covenants, obligations or agreements contained in this Agreement;
(b)following an Adverse Recommendation Change;
(c)there shall have been an intentional and material breach of Section 5.3; provided, that, prior to exercising its termination right pursuant to this Section 7.3(c), Parent shall have provided the Company with written notice of its intent to terminate pursuant to this Section 7.3(c) at least five (5) Business Days in advance of such termination; or
(d)if the Offer shall have expired pursuant to its terms (including any extensions thereof required or permitted pursuant to Section 1.1(d)) and the terms of this Agreement without Merger Sub having irrevocably accepted for payment the shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer in accordance with this Agreement solely as a result of the failure of the No Material Adverse Effect Condition to be satisfied.
Section 7.4Termination by the Company. This Agreement may be terminated and the Transactions abandoned at any time before the Offer Acceptance Time by the Company:
(a)in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal subject to, and in accordance with, the terms and conditions of Section 5.3; provided, that prior to or concurrently with such termination the Company pays (or causes to be paid) the Company Termination Fee under Section 7.6(a)(i);
(b)if Parent or Merger Sub breaches any of their respective representations or warranties or fails to perform any of their respective covenants, obligations or agreements contained in this Agreement, which breach or failure to perform, individually or in the aggregate, (i) would reasonably be expected to result in a Parent Material Adverse Effect and (ii) by its nature cannot be cured or has not been cured by Parent or Merger Sub, as applicable, by the earlier of (A) the Business Day immediately prior to the Termination Date and (B) the date that is twenty (20) Business Days after Parent’s receipt of written notice of such breach from the Company; provided, that the Company is not then in material breach of its representations or warranties or then failing to perform in a material respect its covenants, obligations or agreements contained in this Agreement;

(c)if (i) the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to such Offer Conditions being able to be satisfied) have been satisfied or waived (if permissible under applicable Laws) at the Expiration Time, (ii) Merger Sub shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer within two (2) Business Days following the Expiration Time and (iii) the Company stood ready, willing and able to consummate the Offer Closing and the Closing on the date following such two (2) Business Days and the Company shall have given Parent a written notice on or prior to such date confirming such fact; provided, that notwithstanding anything in Section 7.2(a) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.2(a) during any such two (2) Business Day period; or
(d)if (i) Merger Sub fails to commence the Offer in violation of Section 1.1 and Merger Sub fails to commence the Offer prior to the close of business on the fifth (5th) Business Day following receipt of a written notice from the Company to Merger Sub identifying such violation of Section 1.1, (ii) Merger Sub shall have terminated the Offer prior to the Expiration Time (as extended and re-extended in accordance with Section 1.1(d)), other than in accordance with this Agreement or (iii) Parent or Merger Sub shall have made any change to the Offer in breach of this Agreement and Parent and Merger Sub fail to amend the Offer to cure such breach within five (5) Business Days after receiving notice from the Company of such breach.
Section 7.5Effect of Termination. Any party desiring to terminate this Agreement pursuant to this Article VII (other than pursuant to Section 7.1) shall give written notice of such termination to the other party. Subject to Section 7.6, in the event of a termination of this Agreement by either Parent or the Company as provided in this Article VII, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub, the Company, any of their respective Subsidiaries or any of the Representatives of any of them shall have any Liability of any nature whatsoever hereunder, or in connection with the Transactions; provided, however, that (a) except as otherwise provided herein and subject to Section 7.6(d) and Section 7.6(e) (including the limitation on Liability set forth therein), no such termination shall relieve any party of any Liability for Damages to another party resulting from such party’s Willful and Intentional Breach prior to such termination and (b) the Confidentiality Agreement, the Guarantee, the Equity Commitment Letter, the expense reimbursement and indemnification provisions of Section 5.10(f) or Section 5.16(d), the provisions of Section 5.2(b), this Section 7.5, Section 7.6 and Article VIII (and any definitions contained in this Agreement and referred to but not defined in any such provisions) shall survive any termination of this Agreement.
Section 7.6Fees and Expenses Following Termination.
(a)The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $181,500,000.00 (such amount, the “Company Termination Fee”):

(i)if this Agreement is terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made prior to or substantially concurrently with such termination;
(ii)if this Agreement is terminated by Parent pursuant to Section 7.3(b), in which case payment shall be made within two (2) Business Days following such termination; or
(iii)if (A) following the date of this Agreement, a Takeover Proposal shall have been publicly made or otherwise become generally known to the public and has not been subsequently withdrawn, (B) thereafter this Agreement is terminated by (1) the Company or Parent pursuant to, and in accordance with, Section 7.2(a) and at such time all of the Offer Conditions (other than the Minimum Condition and the Offer Conditions that by their terms are to be satisfied at the Offer Closing, but subject to such conditions being able to be satisfied) have been satisfied or waived (provided that in the case of termination by the Company, at the time of such termination Parent would not be prohibited from terminating this Agreement pursuant to the proviso in Section 7.2(a)), (2) the Company or Parent, pursuant to, and in accordance with Section 7.2(c) (provided that in the case of termination by the Company, at the time of such termination Parent would not be prohibited from terminating this Agreement pursuant to the proviso in Section 7.2(c)) or (3) Parent pursuant to Section 7.3(a) and (C) within twelve (12) months following the date of such termination, the Company enters into a definitive Contract with respect to any transaction specified in the definition of “Takeover Proposal” and such Takeover Proposal is subsequently consummated, in which case payment shall be made within two (2) Business Days following the date on which such transaction is consummated. For purposes of this Section 7.6(a)(iii), references in the definition of the term “Takeover Proposal” to the figure “25%” shall be deemed to be replaced by “50%”.
(b)Parent shall pay, or cause to be paid, to the Company by wire transfer of immediately available funds an amount equal to $594,000,000.00 (such amount, the “Parent Termination Fee”) within two (2) Business Days after termination:
(i)if this Agreement is terminated by the Company pursuant to Section 7.4(b), Section 7.4(c) or Section 7.4(d)(ii) or (iii); or
(ii)if this Agreement is terminated by the Company or Parent pursuant to Section 7.2(a) and the Company would have been entitled to terminate this Agreement pursuant to Section 7.4(b), Section 7.4(c) or Section 7.4(d)(ii) or (iii) but for such termination pursuant to Section 7.2(a).
(c)Each of the parties hereto acknowledges that the agreements contained in this Section 7.6 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.6, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a Legal Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company, for the payment set forth in this Section 7.6, such paying party shall pay the other party or parties, as applicable, its or their

Expenses in connection with such Legal Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received. The parties acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee, as the case may be, on more than one occasion. Notwithstanding anything to the contrary contained in this Section 7.6 or in any other provision of this Agreement, if this Agreement is terminated by (i) Parent at any time when the Company would have been entitled to terminate this Agreement, the Company shall be entitled to receipt of any Parent Termination Fee that would have been (or would have subsequently become) payable had the Company terminated this Agreement at such time or (ii) the Company at any time when Parent would have been entitled to terminate this Agreement, Parent shall be entitled to receipt of any Company Termination Fee that would have been (or would have subsequently become) payable had Parent terminated this Agreement at such time.
(d)Subject in all respects to the Company’s rights set forth in Section 8.15 and the reimbursement and indemnification obligations of Parent under Section 5.10(f), Section 5.16(d) and Section 7.6(c), (i) in the event the Parent Termination Fee is paid to the Company in circumstances for which such fee is payable pursuant to Section 7.6(b), payment of the Parent Termination Fee shall be the sole and exclusive monetary remedy of the Company and its Subsidiaries against Parent, Merger Sub, the Guarantor or any of their respective former, current or future general or limited partners, stockholders, financing sources (including the Lender Related Parties), managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any Damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions and (ii) upon payment of such amount none of the Parent Related Parties shall have any further Liability relating to or arising out of this Agreement or the Transactions. Subject in all respects to Parent’s rights set forth in Section 8.15 and the reimbursement obligations of the Company under Section 7.6(c), (A) in the event the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.6(a), payment of the Company Termination Fee shall be the sole and exclusive monetary Damages remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any Damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and (B) upon payment of such amounts none of the Company Related Parties shall have any further Liability relating to or arising out of this Agreement or the Transactions. While each of the Company and Parent may pursue both a grant of specific performance in accordance with Section 8.15 and the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, under this Section 7.6, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in a Closing and any money Damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee, as applicable.

(e)In connection with any Damages suffered by any Parent Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which Parent is entitled to receive the Company Termination Fee in accordance with Section 7.6(a) (in which case, Section 7.6(d) shall apply), and without limiting the reimbursement obligations of the Company under Section 7.6(c), Parent agrees, on behalf of itself and the Parent Related Parties, that the maximum aggregate monetary Liability of the Company and the Company Related Parties, if any, shall be limited to the amount of the Company Termination Fee, and in no event shall Parent or any Parent Related Party seek or be entitled to recover from the Company or any Company Related Parties, and Parent on behalf of itself and the Parent Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary Damages in excess of such amount.  In connection with any Damages suffered by any Company Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which the Company is entitled to receive the Parent Termination Fee in accordance with Section 7.6(b) (in which case, Section 7.6(d) shall apply) and without limiting the reimbursement and indemnification obligations of Parent under Section 5.10(f), Section 5.16(d) and Section 7.6(c), the Company agrees, on behalf of itself and the Company Related Parties, that the maximum aggregate monetary Liability of Parent and the Parent Related Parties, if any, shall be limited to the amount of the Parent Termination Fee, and in no event shall the Company or any Company Related Party seek or be entitled to recover from Parent or any Parent Related Parties, and the Company on behalf of itself and the Company Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary Damages in excess of such amount.
ARTICLE VIII

MISCELLANEOUS
Section 8.1Certain Definitions. For purposes of this Agreement:
(a)“4.50% Indenture” means the Indenture, dated as of October 14, 2014, between the Company and U.S. Bank National Association, as Trustee.
(b)“4.50% Senior Notes” means the Company’s 4.50% Senior Notes due 2024 issued pursuant to the 4.50% Indenture.
(c)“4.875% Indenture” means the Indenture, dated as of May 15, 2017, between the Company and U.S. Bank National Association, as Trustee.
(d)“4.875% Senior Notes” means the Company’s 4.875% Senior Notes due 2027 issued pursuant to the 4.875% Indenture.
(e)“5.25% Indenture” means the Indenture, dated as of May 15, 2019, between the Company and U.S. Bank National Association, as Trustee.
(f)“5.25% Senior Notes” means the Company’s 5.25% Senior Notes due 2029 issued pursuant to the 5.25% Indenture.

(g)“Acceptable Confidentiality Agreement” means a confidentiality agreement (i) containing terms relating to confidentiality of information that are, in the aggregate, no less restrictive of the third party that is party to such agreement and its Affiliates and Representatives, or in the aggregate more favorable to the Company, than the terms relating to confidentiality of information set forth in the Confidentiality Agreement with respect to Parent and its Affiliates and Representatives, and for the avoidance of doubt, any such confidentiality agreement need not restrict the making of, or amendment or modification to any Takeover Proposal, and (ii) that does not prohibit the Company from providing any information to Parent in accordance with Section 5.3 or otherwise prohibit the Company from complying with its obligations under Section 5.3.
(h)“Affiliate” means, with respect to any Person, any other Person that (directly or indirectly) controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
(i)“Anti-Corruption Laws” mean any applicable Law, statute, ordinance, or code in any part of the world related to combating bribery, corruption, including Laws adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions and the UN Convention Against Corruption; the Foreign Corrupt Practices Act of 1977; and the UK Bribery Act 2010.
(j)“Antitrust and Foreign Investment Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all applicable foreign antitrust or competition Laws and all other federal, state, foreign, national or supranational Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions (1) having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, or (2) by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or other holdings.
(k)“Applicable Exchange” means the NASDAQ Global Select Market.
(l)“Business Day” means any day the principal offices of the SEC in Washington, D.C. are open to accept filings, other than Saturday, Sunday or any other day on which (i) commercial banks in New York, New York are authorized or required by applicable Law to be closed or (ii) the Office of the Secretary of State of the State of Delaware is not open for business.
(m)“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notices 2020-22 and 2020-65 and the

Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020).
(n)“Code” means the Internal Revenue Code of 1986.
(o)“Company Equity Awards” means the Company Options, Company PSUs, Company Restricted Shares and Company RSUs.
(p)“Company Equity Plan” means the Company 2014 Omnibus Award Plan.
(q)“Company Impairment Effect” means any Effect that, individually or in the aggregate with any one or more other Effects has prevented or materially impeded or materially interfered with, materially hindered or materially delayed, or would reasonably be expected to prevent or materially impede, materially interfere with, materially hinder or materially delay the ability of the Company to perform its obligations under this Agreement or to consummate the Merger Transactions in accordance with the terms of this Agreement.
(r)“Company Material Adverse Effect” means any fact, change, event, development, occurrence or effect (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects materially adversely affects the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effect to the extent arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (A) conditions in the U.S., foreign or global economy or capital or financial markets generally, including changes in interest, currency or exchange rates; (B) general legal, tax, regulatory, political or business conditions in the countries in which the Company or any of its Subsidiaries does business; (C) changes in general market, regulatory, political, business, economic or other conditions in the industries in which the Company or any of its Subsidiaries participates; (D) changes or prospective changes in Law or GAAP, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing; (E) the negotiation, execution, announcement, pendency, performance or compliance with the terms of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Section 3.6 and Section 3.7 and the condition set forth in clause (d) of Annex I solely as such condition relates to Section 3.6 and Section 3.7), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, partners, regulators, lenders or employees, or any Legal Action arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions; (F) acts of war (whether or not declared), sabotage or terrorism (including cyberattacks, cyber-intrusions, cyber-terrorism or other cybersecurity breaches), or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism (including cyberattacks, cyber-intrusions, cyber-terrorism or other cybersecurity breaches); (G) volcanoes, tsunamis, earthquakes, hurricanes, tornados or other natural disasters, weather-related events, casualty events or acts of God or other force majeure events; (H) epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including COVID-19) or material worsening of such conditions threatened or existing as of the date of this Agreement; (I) any action taken by the Company or its Subsidiaries that is required by this Agreement or at Parent’s written request; (J) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates; (K) any breach of this Agreement by Parent or Merger Sub; (L) the settlement of any Legal Action outstanding as of the date of this Agreement in accordance with this Agreement; or (M) any change in the market price, trading volume or ratings of any securities or indebtedness of the Company or any of its Subsidiaries, any change or prospective change of the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to the Company or any of its Subsidiaries for any period, including with respect to revenue, earnings, profit, cash flow or cash position (it being understood that the underlying causes of such change or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur); provided, further, that with respect to subclauses (A), (B), (C), (D), (F), (G) and (H), if such Effect disproportionately affects the Company and its Subsidiaries, taken as a whole, compared to other companies in the industries in which the Company and its Subsidiaries operate, then, to the extent not otherwise excluded from the definition of Company Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.
(s)“Company Option” means an option to acquire shares of Common Stock granted by the Company pursuant to, or otherwise governed by, the Company Equity Plan.
(t)“Company Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) of the Company and its Subsidiaries as in effect on the date of this Agreement.
(u)“Company PSU” means a performance stock unit issued by the Company pursuant to, or otherwise governed by, the Company Equity Plan that vests (in whole or in part) upon the achievement of one or more previously established but not yet satisfied performance goals (notwithstanding that the vesting of such performance stock unit may also be conditioned upon the continued services of the holder thereof), pursuant to which the holder has a right to receive shares of Common Stock after the vesting or lapse of restrictions applicable to such unit. “Company PSUs” shall not include Company RSUs.
(v)“Company Restricted Share” means each share of restricted Common Stock issued by the Company pursuant to, or otherwise governed by, the Company Equity Plan that vests solely upon the continued service of the holder over a specified period of time, pursuant to which the holder has a right to receive such share of Common Stock after the vesting or lapse of restrictions applicable to such share.

(w)“Company RSU” means a restricted stock unit issued by the Company pursuant to, or otherwise governed by, the Company Equity Plan that vests solely upon the continued service of the holder over a specified period of time, pursuant to which the holder has a right to receive shares of Common Stock after the vesting or lapse of restrictions applicable to such unit. “Company RSUs” shall not include Company PSUs.
(x)“Competition Act” means the Competition Act (Canada), R.S.C., 1985, c. C-34.
(y)“Contract” means any binding contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking or commitment (in each case, whether written or oral).
(z)“COVID-19” means the COVID-19 or SARS-CoV-2 virus and any additional strains, mutations or variations thereof or any related or associated epidemics, pandemic or disease outbreaks.
(aa)“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home”, workforce reduction, reduced capacity, social distancing, shut down, closure, sequester, safety or any other guideline, recommendation, Law, order or directive promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Coronavirus Response Act.
(bb) “Damages” means losses, costs, fines, penalties, damages,     Liabilities, Taxes, claims, actions, judgments and amounts paid in settlement.
(cc)     “Enforceability Exceptions” means: (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally; and (ii) the remedies of specific performance and injunctive and other forms of equitable relief that may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
(dd)     “ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
(ee)     “Existing Credit Agreement” means that certain Revolving Credit Agreement, dated May 24, 2021, among the Company, the borrowing Subsidiaries, the lenders party thereto and Bank of America, N.A. as Administrative Agent, as amended, modified, supplemented, restated or amended and restated through the date of this Agreement.
(ff)    “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or anybody exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature; (ii) any self-regulatory organization; or (iii) any political subdivision of any of the foregoing.
(gg)    “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Law, or (ii) any petroleum product or by-product, asbestos-containing material or polychlorinated biphenyls.
(hh)    “Indentures” means: the 4.50% Indenture, the 4.875% Indenture and the 5.25% Indenture.
(ii)     “Inside Date” means July 1, 2022; provided, that (A) if any Required Information with respect to the fiscal period ended on or about March 31, 2022 is not provided on or prior to May 10, 2022, then (unless Parent shall otherwise expressly agree in writing in its sole discretion) the Inside Date shall be extended by one Business Day for each Business Day occurring on or after May 10, 2022 and until such Required Information has been delivered (e.g., if the final installment of such Required Information is delivered on May 12, 2022, the Inside Date shall, subject to clause (B), instead be July 6, 2022 (unless Parent shall so otherwise expressly agree)) and (B) if at any time between (and including) the date on which delivery of the Required Information with respect to the fiscal period ended on or about March 31, 2022 is completed and the date that is 15 Business Days thereafter, such Required Information would not satisfy the requirements of Section 5.10(e), then the Inside Date shall be extended to be the first date that is 15 consecutive Business Days following the date upon which such Required Information was revised, restated or otherwise corrected (as applicable) and provided to Parent in a manner that satisfies the requirements of Section 5.10(e) with respect to all such Required Information and remained in compliance with the requirements of Section 5.10(e) throughout such 15 consecutive Business Day period); provided, further, that to the extent the Required Information with respect to the fiscal period ended on or about March 31, 2022 does not satisfy the requirements of Section 5.10(e) solely due to the “staleness” of such Required Information, the Company may substitute the Required Information with respect to the fiscal year ended on or about June 30, 2022 for purposes of this clause (B) (provided that if such a substitution shall occur, the 15 Business Day period then required by this clause (B), if not completed on or prior to August 12, 2022, shall be deemed not to have commenced (subject to all other requirements hereof) until September 6, 2022 or such later date upon which such other requirements are met)).
(jj)    “Intellectual Property” means any and all intellectual property or similar proprietary rights throughout the world, including with respect to (i) inventions and discoveries and all patents, patent applications and statutory invention registrations; (ii) pending or registered trademarks, trade names or service marks and all goodwill associated therewith; (iii) domain names; (iv) copyrights and mask works; (v) trade secrets under applicable Law, including confidential and proprietary information and know-how; (vi) computer software (including source code, object code, firmware, operating systems and specifications); and (vii) databases and data.
(kk)    “Intervening Event” means an event, occurrence or fact that materially affects the business, assets or operations of the Company and its Subsidiaries, taken as a whole (other than any event, occurrence or fact resulting from a breach of this Agreement by the Company) occurring or arising after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement, other than (i) any Takeover Proposal, (ii) any event, occurrence or fact that relates to Parent, Merger Sub or any of their Affiliates, (iii) changes in the Common Stock price, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event) or (iv) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).
(ll)    “Knowledge” means: (i) with respect to the Company, the actual knowledge of the Persons set forth in Section 8.1(ll) of the Company Disclosure Letter; and (ii) with respect to Parent or Merger Sub, the actual knowledge of the Persons set forth in Section 8.1(ll) of the Parent Disclosure Letter.
(mm)    “Law” means any law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority, including, for the avoidance of doubt, the SEC and the Applicable Exchange, and any Orders.
(nn)    “Lender Related Parties” means the entities that have committed to arrange or provide or otherwise entered into agreements in connection with all or any portion of the Debt Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Debt Commitment Letter, including parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ former, future or current direct or indirect equity holders, controlling persons, general or limited partners, members, stockholders, officers, directors, managers, employees, agents, advisors, and representatives and each of their respective successors and assigns.
(oo)    “Licensed Intellectual Property” means any and all material Intellectual Property related to the business and operations of the Company and its Subsidiaries that is owned by a third party and licensed or sublicensed, or purported to be licensed or sublicensed, to either the Company or any of its Subsidiaries, as the case may be.
(pp)     “Liens” means any mortgages, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.
(qq)     “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.
(rr)    “Owned Intellectual Property” means any and all material Intellectual Property that is owned, or purported to be owned, by either the Company or any of its Subsidiaries.
(ss)     “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with one or more other Effects, has prevented or materially impeded or interfered with, hindered or delayed, or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the ability of Parent or Merger Sub to perform their obligations under this Agreement or to consummate the Transactions on a timely basis.
(tt)    “Permitted Lien” shall mean: (i) any Lien for Taxes which are not yet due or for Taxes which are being contested, in good faith, and for which adequate reserves have been established on the Company’s financial statements to the extent required by GAAP; (ii) Liens securing Indebtedness or liabilities, which Liens are reflected in the Company SEC Reports; (iii) such non-monetary Liens or other imperfections of title, if any, that are not materially adverse to the Company and its Subsidiaries, including (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road; (iv) rights of parties in possession; (v) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations; (vi) Liens disclosed on existing title insurance policies, title reports or existing surveys which have (together with all documents creating or evidencing such Liens) been delivered to Parent; (vii) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith; (viii) in the case of Company Leased Real Property, any Lien to which the fee or any other interest in the leased premises is subject; (ix) non-exclusive licenses of Intellectual Property; and (x) other Liens that would not reasonably be expected to have a Company Material Adverse Effect.
(uu)    “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.
(vv)    “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of Parent or the Company, as applicable, and their respective Subsidiaries.
(ww)    “Required Information” means: (i) all required financial statements and other pertinent financial information regarding the Company and its Subsidiaries referred to in paragraph 6 of the Conditions Exhibit to the Debt Commitment Letter (as in effect on the date of this Agreement, but without giving effect to any qualifier therein limiting such financial statements to those received under this Agreement); provided it is understood and agreed that the requirements set forth in this clause (i), (x) shall be satisfied by the filing of any of the foregoing financial statements on form 10-K and/or form 10-Q filed with the SEC and (y) shall be deemed to have been delivered on the earliest date on which (A) the Company posts such documents, or provides a link thereto, on the Company’s website on the Internet; (B) such documents are posted on the Company’s behalf on IntraLinks/IntraAgency or another website to which the Commitment Parties have access; or (C) such financial statements or other documents are posted on the SEC’s website on the internet at www.sec.gov; (ii) such pertinent and customary (as compared to other transactions of this size and nature) information regarding the

Company and any of its Subsidiaries as may be reasonably requested by Parent (or the Lender Related Parties) to the extent this such information is reasonably necessary in order to consummate the Debt Financing; (iii) other information of the type customarily included in a bank information memorandum and (iv) information of the type and form that are customarily included in a private placement of debt securities pursuant to Rule 144A promulgated under the Securities Act (which, for the avoidance of doubt, shall not include financial statements or information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X (or any successor provisions thereof) or information required by Item 402 and Item 601 of Regulation S-K, XBRL exhibits and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-0873A and 34-54302A. Notwithstanding anything to the contrary in clauses (i) and (ii) of this definition, nothing will require the Company or any of its Subsidiaries to provide (or be deemed to require the Company to prepare) any Excluded Information.
(xx)    “Rights” means any rights, title, interest or benefit of whatever kind or nature.
(yy)    “Sanctioned Country” means a country or territory which is the subject of or target of any comprehensive sanctions (at the time of this Agreement, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and Luhansk People’s Republic, Cuba, Iran, North Korea, and Syria).
(zz)    “Sanctioned Person” means a Person (i) listed on any sanctions-related list of designated Persons maintained by a relevant Governmental Authority in a jurisdiction in which the Company or any of its Subsidiaries conduct business, (ii) greater than 50% owned by one or more Persons described in clause (i) above as relevant under applicable Sanctions and Export Control Laws, or (iii) located, organized, or resident in a Sanctioned Country.
(aaa)    “Sanctions and Export Control Laws” means any applicable Law in any jurisdiction in which the Company or its Subsidiaries conduct business related to (i) export controls, including the U.S. Export Administration Regulations and the International Traffic in Arms Regulations or (ii) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State and Her Majesty’s Treasury of the United Kingdom.
(bbb)    “Senior Notes” means the 4.50% Senior Notes, the 4.875% Senior Notes and the 5.25% Senior Notes.
(ccc)    “Solvent” means, when used with respect to any Person, means that, as of any date of determination, (i) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), of such Person and its Subsidiaries on a consolidated basis, (ii) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (iii) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted immediately following the Closing Date, (iv) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured and (v) such Person is not insolvent under applicable Law.
(ddd)     “Specified OSS License” means an “open source” or similar license that (i) requires that source code be licensed, distributed, released, conveyed or made available if such software (or any software incorporating, derived from, linking to or with the same) is licensed, distributed, modified, released, conveyed or otherwise made available or accessible to any third party (“Distributed”); (ii) requires that the right to make derivative works of such software be granted to any licensee of such software if any such software is Distributed to other Persons; (iii) requires that the software be distributed to any licensee if it is Distributed to other Persons and that each licensee further Distribute such software on the same license terms if it is Distributed and/or (iv) expressly grants a patent license, covenant not to sue or non-assertion covenant of such license if any software governed by such license is Distributed to other Persons.
(eee)    “Subsidiary” means, when used with respect to any Person, any other Person that such Person, directly or indirectly, owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.
(fff)    “Superior Proposal” means any bona fide written Takeover Proposal that did not result from a violation of Section 5.3 that the Company Board has determined in its good faith judgment after consultation with outside legal counsel and its financial advisor (i) would be more favorable to the Company’s stockholders than the Merger Transactions and (ii) is reasonably capable of being completed, taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this Agreement; provided, that for purposes of the definition of “Superior Proposal”, the references to “25%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.
(ggg)    “Takeover Proposal” means any proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition or license of more than 25% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of more than 25% of the outstanding shares of Common Stock or voting power of the Company or of the equity interests of one or more Subsidiaries of the Company whose assets, individually or in the aggregate, constituted 25% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof),

(iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning more than 25% of the outstanding shares of Common Stock or voting power of the Company or (iv) merger (including a reverse merger in which the Company is the surviving corporation), consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, more than 25% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof) or more than 25% of the aggregate voting power of the Company or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity or of the equity interests of one or more Subsidiaries of the Company whose assets, individually or in the aggregate, constituted 25% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof), in each case, other than the Transactions; provided, however, that this Agreement and the Transactions shall not be deemed a Takeover Proposal.
(hhh)    “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.
(iii)    “Taxes” means (A) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, penalties or additions to tax imposed in connection therewith or with respect thereto) including (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts and (ii) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties and any other taxes of any kind whatsoever, and (B) any liability for any of the foregoing (i) by contract, (ii) as a result of being or having been before the Closing a member of an affiliated consolidated, combined, unitary or similar group, or (iii) under the principles of transferee or successor liability arising out of or resulting from an event or transaction occurring before the Closing.
(jjj)     “Trustee” shall have the meaning set forth in the applicable Indenture.
(kkk)    “Willful and Intentional Breach” means, with respect to any representation, warranty, agreement or covenant in this Agreement, a deliberate action or omission (including a failure to cure circumstances) where the breaching party knows such action or omission is or would reasonably be expected to result in a breach of such representation, warranty, agreement or covenant, it being understood that such term shall include, in any event, the failure to consummate the Offer or the Closing when required to do so by this Agreement.

Section 8.2Interpretation. Unless the express context otherwise requires:
(a)the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;
(c)the terms “Dollars” and “$” mean U.S. dollars;
(d)references herein to a specific Section, Subsection, Recital, Schedule or Annex shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Annex of this Agreement;
(e)wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;
(f)references herein to any gender shall include each other gender;
(g)references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;
(h)references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;
(i)with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;
(j)the word “or” shall be disjunctive but not exclusive;
(k)references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded, in whole or in part, and in effect from time to time, and also to all rules and regulations promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date);
(l)references herein to any Contract means (except in the Company Disclosure Letter) such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;
(m)the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(n)any reference to “days” means calendar days unless Business Days are expressly specified;
(o)with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;
(p)if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;
(q)references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean the date set forth in the Preamble;
(r)as used in this Agreement, whenever the word “material” is used in a representation or covenant as applied to the Company, it shall be deemed to apply to the Company and its Subsidiaries, taken as a whole;
(s)documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have, prior to the execution and delivery of this Agreement, been (i) made publicly available on the SEC EDGAR database, (ii) made available for review by Parent or Parent’s Representatives in the VDR or (iii) otherwise provided by or on behalf of the Company to Parent or Parent’s Representatives;
(t)no summary of this Agreement or any exhibit, schedule, annex or other document delivered herewith prepared by or on behalf of any party will affect the meaning or interpretation of this Agreement or such exhibit, schedule, annex or other document;
(u)when “since” is used in connection with a date, the period covered thereby shall be inclusive of such date; and
(v)any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified.
Section 8.3No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time, which, in each case, shall survive in accordance with its terms and conditions, including those contained in Section 5.4 and Section 5.5.
Section 8.4Governing Law. This Agreement, and any Legal Action or controversy arising out of or relating hereto or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Section 8.5Submission to Jurisdiction; Service.
(a)Each party of this Agreement (i) irrevocably and unconditionally submits to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware, or if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) and any appellate court from any of such courts (the “Chosen Courts”), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, (iii) agrees that any Legal Actions arising in connection with or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Chosen Courts, (iv) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum and (v) agrees that it will not bring any Legal Action relating to this Agreement or the Transactions in any court other than the Chosen Courts. Each party to this Agreement hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Legal Action arising out of or relating to this Agreement or the Transactions: (A) any claim that such party is not personally subject to the jurisdiction of the Chosen Courts as described herein for any reason; (B) that it or its property is exempt or immune from jurisdiction of any such Chosen Court or from any legal process commenced in such courts (whether through service of process, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (C) that (x) the Legal Action in any such court is brought in an inconvenient forum, (y) the venue of such Legal Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such Chosen Courts.
(b)Notwithstanding Section 8.4 or Section 8.5(a), each party to this Agreement acknowledges and irrevocably agrees (i) that any Legal Action, whether at Law or in equity, whether in Contract or in tort or otherwise, against any of the Lender Related Parties arising out of or relating to this Agreement or the Debt Commitment Letter or the performance thereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City and State of New York (whether a state or Federal court), and any appellate court from any thereof, (ii) that any Legal Action, whether at Law or in equity, whether in Contract or in tort or otherwise, against any of the Lender Related Parties shall be governed by, and construed in accordance with, the laws of the State of New York, (iii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Action in any other court, (iv) that the provisions of Section 8.6 shall apply to any such Legal Action and (v) that the Lender Related Parties are express third-party beneficiaries of this Section 8.5(b).
(c)Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 8.5(a) in any such Legal Action by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.7. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.
Section 8.6WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER DOCUMENTS AND AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY SUCH LEGAL ACTION INVOLVING ANY LENDER RELATED PARTY UNDER THE DEBT FINANCING) OR THE LEGAL ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.
Section 8.7Notices. All notices, consents, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via electronic mail (provided that confirmation of email transmission is obtained), (b) on the first (1st) Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery) or (c) on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
If to Parent or Merger Sub, to:

c/o Brookfield Capital Partners LLC
250 Vesey Street, 15th Floor
New York, New York 10281
Attention: Dave Gregory
     Doug Bayerd
E-mail: Dave.Gregory@brookfield.com
     doug.bayerd@brookfield.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention: Leonard Kreynin
     Cheryl Chan
Email:    leonard.kreynin@davispolk.com
    cheryl.chan@davispolk.com
If to the Company, to:

CDK Global, Inc.
1950 Hassell Road
Hoffman Estates, IL 60169
Attention: Brian Krzanich
Lee Brunz
Email: brian.krzanich@cdk.com
lee.brunz@cdk.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Scott A. Barshay
     Kyle T. Seifried
Email:    sbarshay@paulweiss.com
    kseifried@paulweiss.com
Section 8.8Amendment. Subject to compliance with applicable Law, at any time prior to the Offer Acceptance Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto. This Agreement may not be amended or supplemented after the Offer Acceptance Time. Notwithstanding anything else to the contrary herein, the provisions set forth in Section 7.5, Section 7.6, Section 8.5(b), Section 8.6, this Section 8.8, Section 8.11, Section 8.17 and Section 8.20 and the definition of “Lender Related Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) in each case may not be amended, modified or altered in any manner adverse to the Lender Related Parties without the prior written consent of such Lender Related Parties.
Section 8.9Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.
Section 8.10Entire Agreement. This Agreement (and the Annexes hereto), the Company Disclosure Letter, the Confidentiality Agreement, the Equity Commitment Letter and the Guarantee (collectively, the “Related Documents”) contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement; provided, however, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.
Section 8.11No Third-Party Beneficiaries. Except for (a) as to the Lender Related Parties, the provisions of Section 7.5, Section 7.6, Section 8.5(b), Section 8.6, Section 8.8, this Section 8.11, Section 8.15, Section 8.17 and Section 8.20 (and the Lender Related Parties may rely on and enforce such provisions), (b) if the Offer Acceptance Time occurs, the right of the Company’s stockholders that validly tendered their shares of Common Stock in the Offer to receive the Offer Price in respect of such shares and any dividends or other distributions with a record date prior to the Offer Acceptance Time which may have been authorized by the Company and which remain unpaid at the Offer Acceptance Time, (c) the rights of the beneficiaries of the rights provided in Section 5.5 to the extent provided therein, (d) if the Effective Time occurs, the rights of the holders of shares of Common Stock to receive the Merger Consideration to which they are entitled to receive in accordance with Section 2.2(c) and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time and for the rights of the holders of Company Equity Awards to receive such amounts as provided in Section 2.3 and (e) the rights of the Non-Party Affiliates set forth in Section 8.17, the parties hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
Section 8.12Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.13Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Subject to and without limiting the introductory language to Article III and Article IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item would have or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.
Section 8.14Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or Liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion, and any purported assignment without such prior written consents shall be void; provided that Parent (or one or more of its Affiliates) shall have the right, without the prior written consent of the Company, to assign all or any portion of its rights, interests and obligations under this Agreement, from and after Closing to any Persons providing the Debt Financing pursuant to the terms thereof for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Debt Financing but no such assignment shall relieve Parent or Merger Sub of its obligations under this Agreement; provided further, that in no event shall Parent or Merger Sub be permitted to assign this Agreement to any Person to the extent such assignment would, or would reasonably be expected to, prevent or materially impede, hinder or delay the ability of Parent and Merger Sub to consummate the Offer, the Merger and the other Transactions.
Section 8.15Specific Performance.
(a)The parties to this Agreement acknowledge and agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies (including those as set forth in Section 7.6) would not be an adequate remedy for any such non-performance or breach. It is accordingly agreed that, subject to Section 8.15(b), the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the right of a party hereto to cause the other parties hereto to consummate the Offer and the Merger and the other Transactions), without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that or otherwise assert that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. It is explicitly agreed that, the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Merger Sub’s obligations to consummate the Offer (including, subject to the satisfaction (or to the extent waivable, the wavier by Parent) of the Offer Conditions, Merger Sub’s obligation to accept for payment, and pay for, shares of Common Stock tendered in the Offer) and the Merger, and Parent’s obligation under this Agreement with respect to the Financing, including by exercising its rights in accordance with the Equity Commitment Letter, subject to the terms and conditions set forth therein and herein.
(b)Notwithstanding anything to the contrary in Section 8.15(a), the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Offer Price and the Merger Consideration and Parent’s and Merger Sub’s obligations to consummate the Offer and to effect the Merger (but not the right of the Company to seek such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the requirements that (i) (A) with respect to the Offer and payment of the Offer Price and the Equity Financing related thereto, all of the Offer Conditions were satisfied (other than those conditions that by their terms are to be satisfied at the Expiration Time, but subject to such conditions being able to be satisfied) or waived at the Expiration Time or (B) with respect to the Merger, the payment of the Merger Consideration and the Equity Financing related thereto, the conditions set forth in Section 6.1 were satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being able to be satisfied) or waived at the Closing, (ii) the Debt Financing (or any replacement thereof) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur. For the avoidance of doubt, the Company may pursue a grant of specific performance of the type provided in the preceding sentence and the payment of the Parent Termination Fee under Section 7.6(b), but in no event be entitled to obtain both (x) a grant of specific performance pursuant to this Section 8.15 and (y) payment of the Parent Termination Fee or any monetary damages.
Section 8.16Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement, the Commitment Letters, the Financing and any Alternative Financing in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation. Any consent or waiver by Parent under this Agreement shall be deemed to also be a consent or waiver by Merger Sub.
Section 8.17Non-Recourse. All Legal Actions (whether in Contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the Related Documents or the negotiation, execution, performance or non-performance of this Agreement or the Related Documents (including any representation or warranty made in or in connection with this Agreement, the Related Documents or as an inducement to enter into this

Agreement or the Related Documents) may be made by any party hereto only against the Persons that are expressly identified as parties hereto or thereto. In no event shall any named party to this Agreement or the Related Documents have any shared or vicarious Liability for the actions or omissions of any other Person. No Person who is not a named party to this Agreement or the Related Documents, including any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or Representative of any named party to this Agreement that is not itself a named party to this Agreement or any of the Related Documents (“Non-Party Affiliates”), shall have any Liability (whether in Contract or in tort, in law or in equity, or based upon any theory that seeks to impose Liability of an entity party against its owners or Affiliates) to any party to this Agreement for any Liabilities arising under, in connection with or related to this Agreement, the Related Documents or for any claim based on, in respect of, or by reason of this Agreement, the Related Documents or their negotiation or execution; and each party hereto or thereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. The parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 8.17.
Section 8.18Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. electronic signatures (including those received as a .pdf attachment to electronic mail) shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.
Section 8.19Cooperation. Subject to the provisions of this Agreement, the parties agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such actions as may be reasonably requested by the other parties to evidence or effect the Transactions and to carry out the intent and purposes of this Agreement.
Section 8.20Lender Related Parties . Notwithstanding anything in this Agreement to the contrary, the Company, each of its Subsidiaries and each of their respective Affiliates and Representatives hereby: (i) agrees that, without limitation of the terms set out in Section 8.5(a), any Legal Action, whether in law or in equity, whether in contract or in tort or otherwise, involving any Lender Related Party, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby shall be subject to the exclusive jurisdiction of the courts set out for each such Legal Action in Section 8.5(b) and each such Person irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Legal Action in any such court and (ii) agrees that no Lender Related Party will have any liability to the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives in any way relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and each of Company, its Subsidiaries and their respective Affiliates and Representatives agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any action or proceeding against any Lender Related Party in any way relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (in each case subject to the last sentence of this Section 8.20). Notwithstanding the foregoing, nothing in this Section 8.20 shall in any way limit or modify the rights and obligations of Parent or Merger Sub under this Agreement, or any Lender Related Party’s obligations to Parent under the Debt Commitment Letter with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder. This Section 8.20 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.
CENTRAL PARENT LLC
By:        /s/ David Gregory
Name: David Gregory
Title: Managing Partner
CENTRAL MERGER SUB INC.
By:        /s/ David Gregory
Name: David Gregory
Title: Managing Partner

[Signature Page to Agreement and Plan of Merger]

CDK GLOBAL, INC.
By:        /s/ Brian Krzanich
Name: Brian Krzanich
Title: Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

Annex I

Offer Conditions
Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) Merger Sub’s right to extend and amend the Offer pursuant to the provisions of the Agreement, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or pay for any shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer (and are therefore accepted for payment or paid for) unless all of the following conditions have been satisfied or waived by Parent (to the extent permitted by applicable Laws) at the scheduled Expiration Time:
(a)Minimum Condition. The number of shares of Common Stock validly tendered (and not properly withdrawn) prior to the Expiration Time of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as such terms are defined by Section 251(h) of the DGCL), together with the shares of Common Stock, if any, then owned by Parent, Merger Sub or any of their Affiliates represent a majority of the shares of Common Stock outstanding as of the consummation of the Offer at the Expiration Time (the “Minimum Condition”).
(b)Legal Restraints. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated or entered an Order or applicable Law that would (i) make the Offer or the Merger illegal or (ii) otherwise prevent the consummation thereof.
(c)Antitrust and Foreign Investment Laws. Any (i) waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated and (ii) any applicable consents or approvals under the Competition Act shall have been obtained;
(d)Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.12(b) of the Agreement shall be true and correct in all respects as of the Expiration Time with the same effect as though made as of the Expiration Time, (ii) set forth in the first three sentences of Section 3.8(a) of the Agreement shall be true and correct in all respects (except for what is de minimis in nature) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) set forth in Section 3.1, Section 3.3, Section 3.4, the last sentence of Section 3.8(a), Section 3.8(b), Section 3.8(c), Section 3.8(e) and Section 3.8(f) (solely as such representations relate to the Company), Section 3.27 and Section 3.28 of the Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) in all material respects as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) set forth in the Agreement, other than those Sections specifically identified in clauses (i), (ii) and (iii) of this
Annex II-1

paragraph (d), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
(e)Compliance with Covenants. The Company shall have complied with or performed in all material respects its obligations, agreements and covenants required to be complied with or performed by it prior to the Expiration Time under the Agreement and such failure to comply or perform shall not have been cured by the Expiration Time. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
(f)Company Material Adverse Effect Condition. Since the date of the Agreement there shall not have been any Effect that has had, or would reasonably be expected to have, a Company Material Adverse Effect that is continuing. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect (the “No Material Adverse Effect Condition”).
(g)No Termination of Agreement. The Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”).
(h)Inside Date. The Expiration Time shall not occur prior to the Inside Date (the “Inside Date Condition”).
The foregoing conditions are for the sole benefit of Parent and Merger Sub and, other than the Minimum Condition, may be waived by Parent and Merger Sub, in whole or in part, at any time and from time to time in their respective sole discretion, in each case subject to the terms and conditions of this Agreement and to the extent permitted by applicable Law. The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.
The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed unless specifically defined in this Annex I.
Annex I-2

Annex II

Form of Certificate of Incorporation for the Surviving Corporation
See attached.

Annex II-1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CDK GLOBAL, INC.

FIRST: The name of the corporation is CDK Global, Inc. (the “Corporation”).
SECOND: The address of its registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801; and the name of its registered agent at such address is the Corporation Trust Company.
THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”).
FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01.
FIFTH: The Board of Directors (the “Board”) shall have the power to adopt, amend or repeal the bylaws of the Corporation.
SIXTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.
SEVENTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.
EIGHTH:
(1)(a)    To the fullest extent permitted under Delaware Law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.
(1)(b)    Any amendment or repeal of Section 1(a) of this ARTICLE EIGHTH shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment or repeal.
(2)    The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director of the Corporation or an officer of the Corporation appointed by the Board or, while a director of the Corporation or an officer of the Corporation appointed by the Board, is or was serving at the request of the Corporation as a director, officer, employee or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 4 of this ARTICLE EIGHTH, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board.
(3)    To the extent not prohibited by applicable law, the Corporation shall pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this ARTICLE EIGHTH or otherwise.
(4)    If a claim for indemnification or advancement of expenses under this ARTICLE EIGHTH is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.
(5)    The rights conferred on any Covered Person by this ARTICLE EIGHTH shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
(6)    The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other entity or enterprise.
(7)    Any amendment or repeal of the foregoing provisions of this ARTICLE EIGHTH shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such amendment or repeal.
(8)    This ARTICLE EIGHTH shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.
NINTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation this _____ day of __________, 20__.

CDK Global, Inc.
By:
Name:
Title: